As filed with the Securities and Exchange Commission on January 12, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SB-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

LIQUIDGOLF HOLDING CORPORATION

(Exact name of Registrant as specified in its charter)

Delaware	000-27131	88-0381258
(State or other Jurisdiction of Incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer I.D. No.)

1017 W. Orange Blossom Trail

Apopka, Florida 32712

(407) 889-7577

(407) 889-4255 (Facsimile)

(Address, including zip code, and telephone and facsimile numbers, including area code, of registrant’s executive offices)

Dwain Brannon

Chief Executive Officer

LiquidGolf Holding Corporation

1017 W. Orange Blossom Trail

Apopka, Florida 32746

(407) 889-7577

(407) 889-4255 (Facsimile)

(Name, address, including zip code, and telephone and facsimile numbers, including area code of agent for service)

Copies to:

Frank S. Ioppolo, Jr., Esq.

Jason C. McDonald, Esq.

Greenberg Traurig, P.A.

450 South Orange Street, Suite 650

Orlando, Florida 32801

(407) 420-1000

(407) 420-5909 (Facsimile)

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this Registration Statement becomes effective.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933, as amended, check here: ☒

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Shares (1)	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee

Common Stock (2)	4,289,556	$1.90	$8,150,156	$659.35

(1)	Estimated under Rule 457(c) under the Securities Act of 1933 solely for the purpose of calculating the registration fee based on the average of the bid and asked price of our common stock on January 7, 2004.

(2)	Shares of common stock offered by selling stockholders.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

SUBJECT TO COMPLETION, DATED JANUARY 12, 2004

LIQUIDGOLF HOLDING CORPORATION

Common Stock

A number of the stockholders of LiquidGolf are offering to sell up to 4,289,556 shares of common stock. The shares to be sold by the selling stockholders may be sold in the over-the-counter market, or otherwise, at prices and terms then prevailing or at prices related to the then-current market price, or in negotiated transactions.

LiquidGolf will not receive any proceeds from the sale of the common stock by the selling stockholders. LiquidGolf will pay for the expenses of this offering.

The common stock of LiquidGolf is traded on the OTC Bulletin Board under the symbol LQDG. On January 7, 2004 the closing price of LiquidGolf’s common stock on the OTC Bulletin Board was $2.00.

Investing in our common stock involves a high degree of risk.

See “Risk Factors” beginning on Page 4.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Prospectus dated January     , 2004

Please read this prospectus carefully. It describes our business, our financial condition and results of operations. We have prepared this prospectus so that you will have the information necessary to make an informed investment decision.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from the information contained in this prospectus. The selling stockholders are offering to sell shares of our common stock and seeking offers to buy shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of the prospectus, regardless of the time the prospectus is delivered or the common stock is sold.

In this prospectus unless otherwise indicated, all references herein to (i) “we,” “our,” “our company” or “the Company” are references to LiquidGolf Holding Corporation, a Delaware corporation, including our wholly-owned subsidiary, LiquidGolf Corporation, a Delaware corporation; (ii) “common stock” refers to our authorized and outstanding common stock, par value $0.001 per share; and (iii) “fiscal year,” “financial year” or “year” refers to our fiscal year ended December 31.

i

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

We have made forward-looking statements in this prospectus, including the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” that are based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements include the information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions.

Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in the forward-looking statements. We do not have any intention or obligation to update forward-looking statements after we distribute this prospectus.

You should understand that many important factors, in addition to those discussed elsewhere in this prospectus, could cause our results to differ materially from those expressed in the forward-looking statements. These factors include, without limitation, the rapidly changing industry and regulatory environment, our limited operating history, our ability to implement our growth strategy, our ability to integrate acquired companies and their assets and personnel into our business, our fixed obligations, our dependence on new capital to fund our growth strategy, our ability to attract and retain quality personnel, our competitive environment, economic and other conditions in markets in which we operate, increases in maintenance costs and insurance premiums and cyclical and seasonal fluctuations in our operating results.

PROSPECTUS SUMMARY

The following summary information about our company and the common stock being offered is qualified in its entirety by the detailed information and financial statements (including the notes thereto) appearing elsewhere in this prospectus. Prospective investors should read this entire prospectus carefully, especially the information disclosed under the “Risk Factors” section, the “Forward-Looking Statements” section and the Financial Statements and Notes to the statements, which are included elsewhere in the prospectus.

LIQUIDGOLF HOLDING CORPORATION

Overview

We are the holding company and 100% stockholder of LiquidGolf Corporation, a Delaware corporation, our operating subsidiary. LiquidGolf’s primary operations consist of operating a brick and mortar retail store located in Apopka, Florida with an online community for golfers and businesses within the golf industry worldwide. LiquidGolf owns and operates www.liquidgolf.com through which it sells golf equipment, accessories and apparel to consumers. It provides technology and fulfillment operations to golf e-tailers, as well as operating one of the leading online golf communities.

We plan to expand our business with both organic growth and strategic acquisitions of golf e-tailers’ websites and brick and mortar retailers. We believe that the consumer golf industry is very fragmented, and that acquisition opportunities are available.

Ultimately, to succeed, we believe that companies must provide extensive product selection, detailed product information, outstanding customer service, and other value added services while aggregating all aspects of the golf experience in a single company, all conveniently accessible from both brick and mortar and virtual locations. Currently, we do not believe that there is a company that offers this total golf solution. Our goal is to become that single source company.

Corporate Information

LiquidGolf is a corporation organized and existing under the laws of the State of Delaware. Our principal offices are located at 1017 W. Orange Blossom Trail, Apopka, Florida 32712, and our telephone number is (407) 889-7577.

The Offering

By means of this prospectus, a number of the stockholders of LiquidGolf are offering to sell up to 4,289,556 shares of common stock. The owners of these shares are referred to as the selling stockholders in the prospectus. LiquidGolf will not receive any proceeds from the sale of the shares of common stock by the selling stockholders.

As of January 1, 2003, LiquidGolf had 10,742,447 shares of common stock outstanding.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

The following summary of consolidated financial data set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited financial statements and related notes thereto included elsewhere in this prospectus. Our historical results are not necessarily indicative of future results.

Consolidated Statement of Operations Data

	Nine months ended September 30,		Twelve months ended December 31,
	2003	2002	2002	2001
	(Unaudited)	(Unaudited)
Net Sales	$490,497	$563,350	$639,364	$5,027,579
Operating (loss)	(1,198,876)	(1,703,737)	(1,003,512)	(1,547,453)
Other income or (expense)	(12,070)	(109,173)	2,281,515	(233,132)
Net income (loss)	(1,210,946)	(1,812,910)	1,278,003	(1,780,585)
Basic income (loss) per common share	(0.15)	(12.95)	0.19	(0.45)
	8,227,125	139,947	6,795,044	3,946,698

Consolidated Balance Sheet Data

	As of September 30, 2003	As of December 31, 2002
	(Unaudited)
Total Assets	3,012,171	425,451
Long-Term Debt	17,420	19,530
Total Liabilities	698,154	625,575
Series B redeemable preferred stock	—	14,923,770
Series A preferred stock	—	42
Common Stock	10,708	1,505
Stock subscription receivable	—	(50,000)
Deferred stock compensation	(962,708)	—
Additional Paid-in Capital	37,741,390	16,259,932
Deficit accumulated	(34,475,373)	(31,335,373)
Total Shareholders’ Equity (Deficit)	2,314,017	(15,123,894)

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RISK FACTORS

The purchase of the shares involves a high degree of risk. Accordingly, each prospective purchaser should carefully read this prospectus in its entirety and should consider the following risks and speculative features inherent in and affecting this offering and our business. An investment in the shares should be made only by persons who can afford an investment involving such risks and who are able to sustain a loss of their entire investment.

Risks Specific to Our Company

We have limited operating funds, and our ability to continue as a going concern is dependent upon our ability to obtain additional capital to operate the business.

We have incurred net losses and negative cash flows from operations in all of the quarters since our inception. Our lack of sufficient financing to implement our business plan, and are expectation of continued operating losses for the foreseeable future raises substantial doubt about our ability to continue as a going concern. Our independent certified public accountants have issued its report, which includes an explanatory paragraph for going concern uncertainty on our financial statements as of December 31 2001 and 2002. Our ability to continue as a going concern is heavily dependant upon our ability to obtain additional capital to sustain operations. Currently, we have no commitments to obtain additional capital, and there can be no assurance additional capital will be available on acceptable terms, if at all.

We will need additional financing, the availability of which is uncertain, to fund our business and to implement our business plan.

We will require additional financing in order to carry out our business plan. Such financing may take the form of the issuance of common or preferred stock or debt securities, or may involve bank financing. There can be no assurance that we will obtain such additional capital on a timely basis, on favorable terms, or at all. If we are unable to generate the required amount of additional capital, our ability to meet our financial obligations and to implement our business plan may be adversely effected.

Since we have a limited operating history, it may be difficult for you to assess our business and future prospects.

We launched our website and began selling products through our online store in June 1999. We opened our single brick and mortar retail store in July 2002. As a consequence, we have a limited operating history available to evaluate our business and prospects. You should consider our prospects in light of the following risks, expenses and uncertainties, particularly those that rely, in part, on the e-commerce market:

•	management of an expanding business in a rapidly changing market;

•	attracting new customers and maintaining customer satisfaction;

•	introducing new and enhanced websites, services, products and alliances;

•	maintaining profit margins, notwithstanding price competition or rising wholesale prices; and

•	minimizing technical difficulties, system downtime and the effect of Internet brownouts.

To address these risks we must successfully:

•	develop and extend relationships with manufacturers for merchandise;

•	implement an evolving and unproven business model;

•	establish internal accounting systems and controls;

•	manage growth, if any;

•	develop and manage an efficient distribution system;

•	develop and implement an efficient transaction processing system; and

•	successfully develop and market our website.

We do not have sufficient funds to follow through on these initiatives and may find that these initiatives are more expensive than anticipated. Increases in expenses would further increase our operating losses. Moreover, the timing of such expenses can contribute to fluctuations in our quarterly operating results. If we do not successfully manage these risks, our business will suffer. We cannot assure you that we will successfully address these risks or that our business strategy will be successful.

We operate in a highly competitive market and compete with companies that have significantly larger operations and greater financial resources; we may not be able to compete effectively against such companies, which could result in additional losses.

We are subject to extensive competition from numerous competitors. We cannot assure you that the Company will be able to compete successfully or that competitive pressures will not damage our business.

LiquidGolf’s competition includes:

•	websites maintained by other online retailers of golf products, including, but not limited to, sporting goods retailers, discount retailers and golf shops;

•	traditional department stores and stand-alone golf retailers;

•	nationally known discount golf retailers;

•	other retailers of golf products who seek to purchase high demand or limited supply products;

•	catalog retailers of golf equipment, apparel and other golf-related merchandise; and

•	Internet portals and on-line service providers that feature shopping services, such as America Online, Yahoo!, Excite and Lycos.

Many of our competitors are larger and have substantially greater financial, distribution and marketing resources. In addition, many of our competitors may be able to secure products from vendors on more favorable terms, fulfill customer orders more efficiently and adopt more aggressive pricing or inventory availability policies than we can. Traditional store-based retailers also enable customers to see, feel and test products in a manner that is not possible over the Internet. Some online competitors may be able to use the Internet as a marketing medium to reach significant numbers of potential customers more effectively than we can. If we cannot compete successfully against such competitors, it will impair our ability to maintain our market position.

The market in which our e-commerce operation competes is highly competitive with low barriers to entry.

The Internet marketplace is intensely competitive, rapidly evolving and subject to rapid technological change. We expect competition to increase because there are relatively low barriers to entry into this market and because companies can launch a new website at a relatively low cost. Many of our current and potential competitors have longer operating histories, more established reputations, and potential partner relationships and greater financial, technical, industry and marketing resources than we do. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share. Any of these factors could adversely impact our net sales and operation results. This may place us at a disadvantage to our competitors.

If we are unable to retain our key personnel, we may not be able to implement our business plan.

Our performance is substantially dependent on the performance of our senior management. In particular, our success depends on the continued efforts of our president and Chief Executive Officer, Dwain Brannon. While we have an employment agreement in place with Mr. Brannon until December 31, 2005, we have not obtained any “key man” or other insurance in connection with the life or employment of Mr. Brannon. The loss of Mr. Brannon’s services could have a material adverse affect on our business, operational results and financial condition.

We depend on third party shippers and communications providers to operate our business.

We depend on a number of third parties to deliver goods and services to the Company and to our customers. For example, we rely on the United States Postal Service, United Parcel Service, Federal Express and other carriers to ship merchandise to customers. Strikes or other service interruptions affecting one or more of such shippers could impair our ability to deliver merchandise on a timely basis, which may have an adverse effect on customer satisfaction and retention. We also depend on communications providers to provide our Internet users with access to our online store. Our online store could experience disruptions or interruptions in service due to failures by these providers. In addition, our users depend on Internet service providers and website operators for access to our online store. Each of these groups has experienced significant outages in the past and could experience outages, delays and other difficulties due to system failures unrelated to our systems. These types of occurrences could cause users to perceive our online store as not functioning properly and therefore cause them to stop using our services. These factors may have an adverse effect on customer satisfaction and retention.

The company may be subject to sales and other taxes.

We do not currently collect sales or other similar taxes for physical shipments of goods into states other than Florida. One or more local, state or foreign jurisdictions may seek to impose sales tax collection obligations on our business. In addition, any new operation in states outside Florida could subject our shipments in such states to state sales taxes under current or future laws. If one or more states or any foreign country successfully asserts that we should collect sales or other taxes on the sale of our products the resulting tax liability could impair our business. Any such liability could also include liability for back taxes and penalties, which could cause significant harm to our financial condition and may require us to restate earnings for prior periods.

Our brand may not attain sufficient recognition.

We believe that establishing, maintaining and enhancing our brand is a critical aspect of our efforts to develop and expand our operations. The number of Internet sites and retail stores that offer competing services, many of which already have well-established brands in online services or the retail golf equipment industry generally, increases the importance of establishing and maintaining brand name recognition. Promotion of our website and development of our brick and mortar operations will depend largely on our success in providing a high-quality online experience supported by a high level of customer service, which cannot be assured. To attract and retain online users, and to promote and maintain our operations in response to competitive pressures, we may find it necessary to increase substantially our financial commitment to creating and maintaining a strong brand loyalty among customers. This will require significant expenditures on advertising and marketing. If we are unable to provide high-quality online services or customer support, or otherwise fails to promote and maintain our website, or if we incur excessive expenses in an attempt to promote and maintain our website, our business prospects, operating results and financial condition would be materially and adversely affected.

A significant part of our business depends on continued growth of electronic commerce.

For the foreseeable future, a significant part of our future revenues and profits, if any, will depend substantially upon the acceptance and use of the Internet and other online services as an effective medium of commerce by our target customers. Rapid growth in the use of and interest in the Internet and online services is a recent phenomenon. Acceptance and use of the Internet and other online services may not continue to develop at historical rates and a sufficiently broad base of consumers may not continue to use the Internet and other online services as a medium of commerce. Demand and market acceptance for recently introduced services and products over the Internet are subject to a high level of uncertainty and there exist few proven services and products. Our target customer has historically used traditional means of commerce to purchase golf equipment and apparel. For us to be successful, these customers must accept and use our online pro shop to satisfy their golf equipment and apparel needs. In addition, the Internet may not be accepted as a viable long-term commercial marketplace for a number of other reasons beyond our control, including potentially inadequate development of the necessary network infrastructure or delayed development of enabling technologies and performance improvements. To the extent that the Internet continues to experience significant expansion in the number of users and bandwidth growth requirements, the infrastructure for the Internet may be unable to support the demands placed upon it. In addition, the Internet could lose its viability due to delays in the development or adoption of new standards and protocols required to handle increased levels of Internet activity, or due to increased governmental regulation. Changes in or insufficient availability of telecommunications services to support the Internet also could result in slower response times and adversely affect usage of the Internet generally and our online store in particular.

We have limited intellectual property rights, and maintenance of such rights is uncertain.

We regard our intellectual property rights as critical to our success. Further, we rely on copyright law, trade secret protection, confidentiality and license agreements with our employees, customers, partners and others to protect our proprietary rights. Currently, we hold a perpetual, royalty free, exclusive license to use the term liquidgolf.com in connection with on-line and traditional retail store services featuring sporting goods and sporting equipment. Among other things, maintenance of our license requires us to achieve annual gross sales of $3,000,000 of sporting goods and equipment under the term liquidgolf.com. If we are unable to perform all of the conditions required to maintain our license, including the achievement of the specified level of gross sales, our license to use the term liquidgolf.com may be terminated, which would likely cause some harm to our business prospects and operating results, the magnitude of which would depend on many factors such as our ability to redirect on-line traffic to a different Internet website, and our ability to carryover our brand identity, name awareness and goodwill to a new name. Additionally, we may also incur substantial costs in asserting our intellectual property or proprietary rights against others, including our license to use the term liquidgolf.com, and/or defending any infringement suits brought against us, and there can be no assurance that we would be successful in asserting or defending our intellectual property rights.

Risks Specific to Our Industry

Government regulation and legal uncertainties could burden our business.

The adoption or modification of laws or regulations applicable to the Internet could harm our business. The United States Congress passed laws regarding children’s online privacy, copyrights and taxation. The law governing the Internet, however, remains largely unsettled. New laws may impose burdens on companies conducting business over the Internet. Although our online transmissions generally originate in Orlando, Florida, the governmental agencies of other states or foreign countries might attempt to regulate our transmissions or levy sales or other taxes relating to our activities. It may take years to determine whether and how existing laws governing intellectual property, privacy, libel and taxation apply to the Internet and online advertising. In addition, the growth and development of online commerce may prompt calls for more stringent consumer protection laws, in both the United States and abroad. We also may be subject to regulation not specifically related to the Internet, including laws affecting direct marketers.

New laws and regulations and interpretations of existing laws and regulations could subject us and/or our customers to potential liability, which could have an adverse effect on our business, operating results and financial condition. The adoption of any future laws or regulations might decrease the growth of the Internet, decrease demand for our products and services, impose taxes or other costly technical requirements or otherwise increase the cost of doing business or in some other manner have a significant adverse effect on us or our customers, which, in turn, could have a significant adverse effect on our business and operating results. In addition, applying existing laws governing issues such as property ownership, copyrights and other intellectual property issues, taxation, libel, obscenity and personal privacy to the Internet is uncertain. The vast majorities of these laws were adopted prior to the advent of the Internet and related technologies and, as a result, do not contemplate or address the unique issues of the Internet and related technologies. Changes to these laws intended to address these issues, including some recently proposed changes, could create uncertainty in the marketplace which could reduce demand for our services or increase the cost of doing business as a result of costs of litigation or increased service delivery costs, or could in some other manner have a significant adverse effect on our business and operating results. As our services are available over the Internet in multiple states and foreign countries, and as we facilitate sales by our customers to end users located in these states and foreign countries, these jurisdictions may claim that we are required to qualify to do business as a foreign corporation in each of these states or foreign countries. Any new legislation or regulation, or the application of laws or regulations from jurisdictions whose laws may not currently apply to our business, could have a significant adverse effect on our business and operating results.

Seasonal fluctuations in demand for our products and services may have an adverse impact on our operating results.

Seasonal fluctuation in the sale of golf related products could cause significant fluctuations in our quarterly results. We have experienced, and we expect to continue to experience, seasonal fluctuations in our revenues. These seasonal patterns generally cause fluctuations in our quarterly operating results. In particular, we expect that the fourth calendar-quarter will account for a significant percentage of our total annual sales. Consequently, in anticipation of such increased sales activity, we may find it necessary to hire several temporary employees to bolster our current permanent staff and/or significantly increase our inventory levels to meet the anticipated demands. If, however, our revenues do not meet seasonal expectations during the fourth quarter, our annual operating results may not meet the expectations of securities analysts and stockholders which could have an adverse impact on our stock price and valuation. In addition, it is possible that our seasonal sales patterns will become more pronounced, strain our permanent work force, adversely affect our distribution and shipment activity, and may cause a shortfall in revenues as compared to expenses in a given period.

We may have difficulty obtaining merchandise.

We want to offer a competitive source of golf apparel and merchandise. There can be no assurance that we will be able to obtain the quantity, selection or brand quality of items that we believe is necessary. We have no long-term contracts or arrangements with any of our suppliers that guarantee the availability of merchandise or the continuation of particular pricing practices. Our contracts with our suppliers typically do not restrict such suppliers from selling products to other buyers. There can be no assurance that our current suppliers will continue to sell products to us on current terms or that we will be able to establish new or otherwise extend current supply relationships to ensure acquisitions of product in a timely and efficient manner and on acceptable commercial terms. Our ability to obtain favorable contracts with reputable suppliers, obtain high quality merchandise from those suppliers and the ability of the suppliers to produce, stock and deliver high quality products to our customers is critical to our success. If we are unable to satisfy any of these elements or we are unable to develop and maintain relationships with suppliers that would allow us to obtain a sufficient variety and quantity of quality merchandise on acceptable commercial terms, our business, operating results and financial condition would be materially and adversely affected.

Our management may be unable to effectively integrate our acquisitions and to manage our growth and we may be unable to fully realize any anticipated benefits of these acquisitions.

Our future results will depend in part on our success in implementing our acquisition strategy. This strategy is limited to effecting acquisitions of retail stores and websites with complementary or desirable new product lines, strategic locations and attractive customer bases and supplier relationships. Our ability to implement this strategy will be dependent on our ability to identify, consummate and successfully assimilate acquisitions on economically favorable terms. In addition, acquisitions involve a number of special risks that could adversely effect our operating results, including the diversion of management’s attention, failure to retain key acquired personnel, risks associated with unanticipated events or liabilities, legal, accounting and other expenses associated with any acquisition, some or all of which could increase our operating costs, reduce our revenues and cause a material adverse effect on our business, financial condition and results of operations.

Risks Specific to this Offering

Future sales of shares may adversely impact the value of our stock.

Sales of a substantial number of shares of our common stock in the public market following this offering, or the perception that these sales could occur, could have a material adverse effect on the market price of our common stock. These sales also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. After this offering, we will have outstanding 10,742,447 shares of common stock, of which 4,289,556, or approximately 40% will be freely tradable. Additionally, from time to time, we may issues shares of common stock to finance acquisitions and in respect thereof, may be required to register the sale of such shares under the Securities Act. In such event, such shares would be freely tradable upon the effectiveness of any such registration unless subject to other restrictions.

Our stock is deemed “penny stock” which may reduce trading activity in the secondary markets

The Securities and Exchange Commission has rules that regulate broker-dealers practices in connection with transactions in “penny stocks.” Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in that security is provided by the exchange or system). The penny stock rules require broker-dealers, prior to a transaction in penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the Securities and Exchange Commission that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation. These disclosure requirements have the effect of reducing the level of trading activity in the secondary market for our common stock. As a result of the foregoing, investors may find it difficult to sell their shares.

THE FOREGOING FACTORS REFLECT MANY, BUT NOT ALL, OF THE RISKS INCIDENT TO THE BUSINESS OF LIQUIDGOLF.

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USE OF PROCEEDS

All proceeds from any sale of the shares of our common stock offered, less commissions and other customary fees and expenses, will be paid directly to the selling stockholders selling the offered shares. We will not receive any cash proceeds from this offering.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock and do not anticipate paying any cash dividends on our common stock in the foreseeable future. We currently intend to retain future earnings, if any, to finance the expansion of our business and for general corporate purposes. We cannot assure you that we will pay dividends in the future. Our future dividend policy is within the discretion of our Board of Directors and will depend upon various factors, including our results of operations, financial condition, capital requirements and investment opportunities.

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CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2003:

Actual
Common Stock, par value $0.001; 100,000,000 shares authorized; 10,704,447 shares issued and outstanding	$10,708
Additional Paid in Capital	37,741,390
Deferred stock-based employee compensation	(962,708)
Accumulated Deficit	(34,475,373)

Total Stockholders’ Equity	$2,314,017

MARKET INFORMATION

As of January 1, 2003, there were approximately 530 record holders of our common stock. LiquidGolf common stock is traded on the OTC Bulletin Board. Set forth below is the range of high and low quotations for LiquidGolf’s common stock for the periods indicated as reported by the National Association of Securities Dealers, Inc. The market quotations reflect inter-dealer prices, without retail mark-up, markdown or commissions and may not necessarily represent actual transactions.

	High[1]	Low[1]
Fiscal 2003
First Quarter	$3.24	$2.75
Second Quarter	$3.10	$0.15
Third Quarter	$3.50	$2.75
Fiscal 2002
First Quarter	$0.58	$0.38
Second Quarter	$1.00	$0.11
Third Quarter	$0.20	$0.04
Fourth Quarter	$0.05	$0.01
Fiscal 2001
First Quarter	N/A	N/A
Second Quarter	N/A	N/A
Third Quarter	N/A	N/A
Fourth Quarter	$0.55	$0.30

[1]	Prices are adjusted to reflect a 150-to-1 reverse stock split, which was effective January 23, 2003.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our consolidated financial statements, including the related notes, appearing elsewhere in this prospectus. The following discussion and analysis contains forward-looking statements that involve risks and uncertainties. Our actual results could differ significantly from those discussed in the forward-looking statements as a result of the various factors set forth under “Risk Factors” and elsewhere in this prospectus.

General Discussion

We market and sell golf equipment, accessories and apparel to golfing consumers and golf industry businesses. We operate from a brick and mortar retail store located in Apopka, Florida, and via the Internet through an online golf community website with the URL of: www.liquidgolf.com. In addition to traditional retailing, we seek to build a business providing technology and fulfillment operations to golf retailers selling through the Internet. Revenue from our retail store and website currently account for nearly 100% of our total revenues. Specifically, we currently derive approximately 76% of our revenue from the sale of golf equipment, merchandise, and accessories via our website, approximately 23% of our sales from the single retail store located in Apopka, Florida.

Our website business grew from approximately $2,300,000 in revenues in 2000 (our first full year of operations) to approximately $5,000,000 for the year ended December 31, 2001. However, commencing in 2002, we experienced significant difficulties in obtaining financing for our business. This led to the discontinuance of our website operations in February 2002. We were eventually able to reach accommodations with some of our creditors, including converting some of our debt to equity and settling certain disputes that enabled us to find limited financing through a private placement of securities in late 2002. However, financial difficulties during this period forced us to downsize our operations and we were unable to carry sufficient inventory to support our historical sales levels. Revenues for the nine months ended September 30, 2003 of $490,497 was in accordance with our expectations due to our downsized operations and limited operating funds. We believe that, when properly capitalized and managed, we can successfully grow the business.

We expect to add to our revenue base through acquisitions. It is our belief that the consumer golf industry is very fragmented with no single online or brick and mortar retailer accounting for even 5% of industry sales. Our growth strategy includes the expansion, through both organic growth and acquisitions of retail locations and other golf e-tailers’ websites. We believe that there are acquisition opportunities available at favorable valuations. There can be no assurance, however, that we will be able to successfully complete any acquisition. Additionally, our Board of Directors has determined that pursuing selective opportunities to diversify our business into other industries will enhance our ability to implement our business plan to expand our golf related operations and allow us to reach profitability faster.

Plan of Operation

Over the next twelve calendar months, we anticipate that the company will engage primarily in the business of marketing and selling golf equipment, accessories and apparel to golfing consumers from our brick and mortar retail store and Internet website. Through our relationship with various third party suppliers, we will continue to carry name brand merchandise such as Callaway, Taylor Made, Adams and Titleist, which management believes is key to maintaining the strong relationships we have with our customers. Additionally, we will continue seeking to build our service operation of providing technology and fulfillment operations to golf retailers selling via the Internet.

We plan to grow our business through the acquisition of one or more companies engaged in similar businesses, including, in particular, retail and online operations focused on golf and golf related products. We have sought to acquire such golf related companies to maximize the potential operating synergies and economies of scale that may result from such acquisitions (including, but not limited to, price discounts and payment terms). However, we have been unable to complete an acquisition as a result of unfavorable transaction terms and lack of adequate financial resources. There can be no assurance that we will be able to successfully complete any acquisitions.

We have not generated sufficient operating revenue or had access to sufficient capital to implement our business plan to grow and expand our website and brick and mortar operations. Since our revenues from operations alone are not likely to provide sufficient capital to allow us to implement our acquisition and growth plans, we must secure a source of new capital. In the absence of more traditional sources of capital, we have begun to look at non-golf businesses that may produce significant revenue that we can redeploy to implement our growth plans.

Acquisition of Leather Craft Technology

In addition to our inability to secure sufficient capital for growth, we have been unable to complete a suitable acquisition of another golf related company. This has led us to begin investigating a broader array of business opportunities. Specifically, we believe that selectively diversifying into non-golf related industries may enable us to generate sufficient cash flow and revenues for use in the financing of our business plan and expansion of our core competency, the retail sale of golf related products and services. On December 22, 2003, we acquired certain assets from Leather Craft Technology, Inc., including the name, for a single cash payment of $45,000. In connection with the purchase of assets, we entered into consulting agreements with the two principals of Leather Craft to provide us consulting services for a period of three years. As compensation for services, each consultant may annually elect to receive: (i) cash payments in arrears of $37,500; or (ii) 12,500 shares of our common stock. We believe the acquisition of assets from Leather Craft will provide us with a potential opportunity to quickly enhance our revenues through the sale of leather bound notebooks and related products while raising cash to enhance our ability to implement our business plan, the primary factor in pursuing this acquisition. We will continually evaluate the effectiveness of this method of raising revenue.

Cash Requirements

We currently have very limited operating funds, and we will require additional cash to maintain our operations for the next twelve months. Based on the cash we currently have, we will likely need additional financing to continue operations beyond April of 2004. Thus, our success is greatly dependent upon our ability to raise additional capital. In the event that we obtain only modest amounts of additional capital to fund our operations, we will be forced to seek such additional capital or discontinuing operation.

Results of Operations

We are in the early stages of operations as a public company with online and brick and mortar operations. As a result, the relationships between revenue, cost of revenue, and operating expenses reflected in the financial information included in this prospectus do not represent future expected financial relationships. Much of the cost of revenue and operating expenses reflected in our financial statements are relatively fixed costs. We expect that these expenses will increase with the escalation of sales and marketing activities and transaction volumes, but at a much slower rate of growth than the corresponding revenue increase.

Comparison of nine months ended September 30, 2003 to nine months ended September 30, 2002.

Net Sales. Net sales decreased by approximately $72,000 or 13%, to $490,497 in 2003 from $563,350 in 2002. This decrease was the result of the downsizing of our operations resulting from our lack of sufficient financing. Our sales in 2003 were slowed further due to a continuing softening of the golf equipment retail sector.

Gross Profit. Although our net sales decreased by approximately $72,000 or 13%, we realized a less than corresponding decrease in gross profit. Gross profit decreased approximately $4,700 or 6%, to $69,940 in 2003 from $74,732 in 2002. This was due to our limited ability to take advantage of manufactures’ volume purchase discounts and the limited ability to maintain our retail sales prices during the nine months ended September 30, 2002.

Selling, General and Administrative. Selling, General and Administrative expenses decreased $24,454 or 2% to $1,201,144 in 2003 from $1,225,598 in 2002. In 2003, a $327,000 non-cash expense was recorded for the amortization of a prepaid expense recorded in connection with an investment banking commitment retaining PanAmerica Capital Group, Inc. to assist the Company in all financial activities of the Company. The compensation was 1,800,000 shares of common stock and the remaining term of the agreement is twenty months. In 2003, we received a one-time reduction in professional fees that reduced expenses by approximately $157,000. In 2002 these expenses included approximately $465,000 in settlement costs, and fees to settle two lawsuits. The additional increase in 2003 is due to a $172,292 non-cash expense for the amortization of deferred stock compensation.

Interest Expense, Net. Interest expense, net decreased by $97,103, or 89%, to $12,070 in 2003 from $109,173 in 2002. This decrease reflected the conversion of certain notes payable to common stock during 2002.

Loss on Disposal of Property and Equipment. Loss on disposal of property and equipment decreased $337,454 or 100% in 2002. This increase was due to the sale of certain property and equipment that was sold or abandoned when we suspended our operations and closed our facility in 2002.

Comparison of fiscal year ended December 31, 2002 to fiscal year ended December 31, 2001

Net Sales. Net sales decreased by approximately $4,388,000 or 87%, to $639,364 in 2002 from $5,027,579 in 2001. This decrease was the result of the significant difficulties LiquidGolf experienced in obtaining financing for its business. This lead to the suspension of LiquidGolf’s website operations in February 2002. LiquidGolf was eventually able to find limited financing through the private placement of its securities in late 2002. However, financing difficulties during this period resulted in the downsizing of LiquidGolf’s operations and its inability to carry sufficient inventory to support its historical sales levels. LiquidGolf resumed its downsized web operations in May 2002 and opened a 4000 square foot retail operation at the same time. Its sales in 2002 slowed further due to a significant softening of the golf equipment retail sector.

Gross Profit. Gross profit decreased approximately $905,400 or 91%, to $85,251 in 2002 from $990,682 in 2001. This was primarily due to the decrease in sales because of the suspension of LiquidGolf’s operations from February 2002 until May 2002, its inability to take advantage of manufacture’s volume purchase discounts and the retail price reductions necessary to obtain and retain customers.

Selling, General and Administrative. Selling, general and administrative expenses decreased approximately $1,449,000 or 57% from $2,538,135 in 2001 to $1,088,763 in 2002. In 2002 these expenses included approximately $465,000 in costs and fees to settle two lawsuits. Without those costs and fees Selling, General and Administrative expenses would have been $623,763, or a 75% reduction from $2,538,135 in 2001. This reduction was due to the suspension of LiquidGolf operations from February 2002 until May 2002, and the reduction of the number of employees along with a reduction of the compensation paid to individual employees.

Interest Expense, Net. Interest expense, net decreased by $128,537, or 55%, to $103,575 in 2002 from $232,112 in 2001. This decrease reflected the conversion of certain notes payable to common stock during 2002.

Gain on Extinguishment of Debt. Gain on extinguishment of debt increased $2,722,544 in 2002 compared to $0 in 2001. In 2002, approximately $3,161,600 of outstanding debt and accrued interest was converted into LiquidGolf common stock. Under the terms of agreements reached with note holders, LiquidGolf issued 4,046,227 shares of its common stock at a value of $0.10 per share.

Loss on Disposal of Property and Equipment. LiquidGolf’s loss on disposal of property and equipment increased to approximately $337,400 in 2002, up 330% from $1,020 in 2001. This increase was due to the sale and abandonment of certain property and equipment when LiquidGolf suspended operations and closed its facility in February 2002.

Liquidity and Capital Resources

We had cash balances totaling $813,367 as of September 30, 2003. Our principal sources of funds have been cash generated from financing activities.

We believe that we will require an additional $750,000 to fund our currently anticipated requirements for ongoing operations and budgeted capital expenditures for our existing business for the next twelve-month period. We currently intend to satisfy our long-term liquidity requirements from cash flow from operations and to the extent such funds are insufficient, we must raise additional funds to sustain operations. However, our long-term liquidity requirements will depend on many factors, including but not limited to various risks associated with our business that affect our sales levels and pricing, our ability to recover all of our up-front costs related to future acquisitions, capital expenditures and operating expense requirements, and there can be no assurance that we will not need to raise additional funds to satisfy them.

Cash flow from operations. We have been unable to generate either significant liquidity or cash flow to fund our current operations. We frequently change our pricing structure to take into account our customers’ fluctuating cash flows, service and product needs. We anticipate that cash flows from operations will be insufficient to fund our business operations for the next twelve-month period.

Cash flows from financing activities. Net cash provided by financing activities was generated from the exercising of warrants to purchase our common stock. The Company sold 665,500 shares of common stock resulting from the exercise of warrants for a net amount received of $746,800. Proceeds from these sales will be primarily used as working capital for ongoing operations.

Variables and Trends

We anticipate experiencing greater sales in the third and fourth quarters of the calendar year, as opposed to the first and second quarters of the calendar year. The seasonality of our sales will be directly related to the golf season in the third quarter and the holiday season in the fourth quarter. The third and fourth quarters of the calendar year are usually our strongest revenue producing quarters as more customers are playing golf at the height of the golf season and purchasing golf products for gifts for the holiday season in the fourth quarter. The first quarter of the calendar year is usually the slowest due to the winter weather and not as many customers are playing golf or purchasing golf products. The second quarter of the calendar year is slow and the season is just beginning. Comparisons of our sales and operating results between different quarters within a single year are, therefore, not necessarily accurate indicators of our future performance.

Although we have a limited operating history in connection with the operation of our web sites and single store, we have no operating history with respect to our plans for the expansion of our business to multiple locations. To date, we have been unsuccessful in our efforts to obtain sufficient financing to implement our business plan, however, in the event we are able to move forward with our plans for growth, we expect our expenses to increase significantly as we grow our business and enter into new markets through the opening of new locations or through acquisitions. Accordingly, the comparison of the financial data for the periods presented may not be a meaningful indicator of our future performance and must be considered in light of our limited operating history.

BUSINESS

General

We are an online community for golfers that provides an e-commerce marketplace for the sale of golf-related equipment and apparel, golf-related news and information and an e-commerce solution for other golf-related businesses. Our goal, however, is to become a company that provides a full range of golf-related products, services and information to golfers and enables other golf businesses to better serve their customers and take advantage of additional revenue opportunities within the worldwide golf market. Our strategy is to avail ourselves of our management team’s experience and relationships in the golf industry, our strategic relationships and Internet-related technologies, to further develop our services.

Summary of Merger with Nomadic Collaboration International, Inc.

Effective May 30, 2003, LGC Acquisition Company, a Delaware corporation and wholly owned subsidiary of Nomadic Collaboration International, Inc., a Nevada corporation, merged with and into LiquidGolf Corporation, a

Delaware corporation, such that LiquidGolf Corporation was the surviving entity, and by virtue thereof, LiquidGolf corporation became a wholly owned subsidiary of Nomadic Collaboration. In preparation for the merger, the common stock of Nomadic Collaboration was reverse split on a 150-to-1 basis effective January 23, 2003; consequently, the 33,002,348 issued and outstanding shares of Nomadic Collaboration common stock became approximately 220,016 post split shares, subject to rounding up of fractional shares. As consideration for the merger: (i) every three shares of LiquidGolf Corporation’s common stock was exchanged for one share of Nomadic Collaboration’s common stock; (ii) every warrant to purchase LiquidGolf Corporation’s common stock was cancelled and exchanged, on a one-for-one basis, for warrants to purchase Nomadic Collaboration’s common stock; and (iii) fractional shares of LiquidGolf Corporation were paid in cash at the rate of two dollars ($2.00) per share multiplied by the share fraction. After consummation of this merger, stockholders of LiquidGolf Corporation held approximately 96% of Nomadic Collaboration’s issued and outstanding common stock. Thereafter, Nomadic Collaboration’s articles of incorporation were amended and restated to, among other things, change Nomadic Collaboration’s name to LiquidGolf Holding Corporation, which became effective June 2, 2003. Additionally, the trading symbol was changed to LQDG effective June 9, 2003.

As a direct result of this merger, and assuming exercise of the warrants, ownership of the Company’s common stock (on a fully diluted basis) by (i) the stockholders and former warrant holders of LiquidGolf Corporation, as a group, and (ii) the pre-merger Nomadic Collaboration stockholders, as a group, as of May 30, 2003, was as follows:

Group of Stockholders	Number of shares of LiquidGolf Holding Corporation Common Stock (1)	Percentage Ownership (1)
Former LiquidGolf Corporation Stockholders	5,784,162	53.33%
Former LiquidGolf Corporation Warrant Holders (1)	3,046,000	28.08%
Nomadic Collaboration Stockholders	216,703	2.00%
PanAmerica (2)	1,800,000	16.59%
Total	10,846,865	100.00%

(1)	Assumes the exercise of all warrants into shares of common stock.

(2)	Represents shares of common stock issued subsequent to the closing of the merger pursuant to an investment banking agreement with PanAmerica Capital Group, and does not include shares held prior to the effective time of the merger.

Industry Overview

The Golf Industry.

Introduction. Over the past 20 years, the golf industry has enjoyed rapid expansion in the number of golf facilities, the number of rounds played, and the percentage of the United States population that plays golf at least once per year. Recent statistics and trends on the golf industry have been complied from the National Golf Foundation’s Golf Participation in The United States—2000 and 2003 editions, A Strategic Perspective on The Future of Golf, prepared collaboratively by the National Golf Foundation and McKinsey & Company (January 30, 1999), and The Sporting Goods Market in 2002, prepared for the National Sporting Goods Association, and are highlighted below:

The Golf Market. In 2002, there were approximately 26.2 million adult golfers in the United States, up from 25.8 million in 2001. These numbers could be significantly greater if the industry reported on the people who would like to play more often or those who would like to try golf. Golf has become increasingly attractive to segments of the population that historically have not been well represented among golfers. More recently, the participation of women and minorities in golf has gained significant momentum. Finally, the so-called “Tiger effect,” based on the enormous popularity of Tiger Woods and expanded television coverage of major golf events, has resulted in rising equipment unit sales and numbers of rounds played, and a resurgent growth in the junior golf segment, which the industry must continue to find ways to retain.

Merchandise and Services. The golf merchandise and services segments consist of clubs and equipment, apparel segments and instruction. The clubs and equipment segment has annual revenues of nearly $3.9 billion, and the apparel segment has annual revenues of approximately $800 million. The golf instruction segment is very fragmented, with approximately 25,000 PGA professionals and over 335 golf schools in the United States.

Product Technology Changes. In recent years, the golf equipment industry has made major changes in product design and technology. We believe this rapid rate of change appears to be accelerating the rate at which golfers are willing to purchase new or additional equipment. While these changes do not appear to have improved overall scores, we believe they reflect the responsiveness of golfers to innovations that they believe will improve their game.

Demographics. The number of rounds played, is expected to grow at nearly twice the rate of participation. These changing demographic trends support the growth prospects for the game of golf. A significant portion of the population is now entering their 50’s and 60’s, and are expected to live longer and healthier lives, giving them more time to pursue their leisure. The National Golf Foundation reports that the annual average rounds played per golfer increases significantly as the golfer ages. Golfers in their 50’s generally play approximately twice as much as golfers in their 30’s. Golfers age 65 and older play approximately three times as many rounds annually as golfers in their 30’s. Currently, approximately 75% of all golfers are less than 50 years old and nearly 45% of all golfers are between the ages of 30 and 49. As more of the population reaches their prime golfing age, they are expected to account for a 12% increase in the total size of the industry, effectively 65 million rounds over the next 12 years. Additionally due to the emergence of the “echo boom” generation, those born between 1977 and 1995, we anticipate an increase participation in and spending on golf, as they enter their 20s, the age at which most golfers begin to play the sport.

Electronic Commerce. The Internet is an increasingly significant medium for communication, information exchange and commerce. We believe that growth in Internet usage is being fueled primarily by easier and cheaper access to the Internet and improvements in network security, infrastructure and bandwidth. We believe that these trends are also helping to fuel the growth and consumer acceptance of online commerce.

The Market Opportunity

Golfers are an appealing demographic group, in terms of income and purchasing power, to target as a business opportunity. To date, our business has only availed itself of a small portion of the golf industry; i.e., revenue derived primarily from Internet-related activities and one small brick and mortar location. Because the worldwide golf market is large and highly fragmented, we believe that we have a considerable opportunity to tap into additional sources of revenue such as commissions from selling greens fees, retail distribution through additional physical locations, golf related travel, golf instruction, business to business solutions and catalog sales. To succeed, we need to provide extensive product selection, multiple distribution options, detailed product information and other value-added services while aggregating all aspects of the golf experience in a single easy to access location. We are not aware of any company that offers the complete golf solution by providing consumers a single source with access to all golf-related products, services and information.

The LiquidGolf Solution

Our goal is to provide a full range of golf-related products, services and information to golfers and to enable other golf businesses to better serve their customers. To meet the growing demand for golf-related products and services as well as golf-related information we have developed extensive relationships with golf suppliers and the Professional Golf Association and use technology to deliver both merchandise and information to consumers and businesses online. We believe that once we are properly capitalized, our company will be uniquely positioned to take advantage of the market opportunities by opening or acquiring additional retail stores and websites for our products and services, and expanding our business-to-business product and service offerings.

Business Strategy

Our four-part strategy includes expanding our online community, expanding and developing industry relationships, expanding our traditional distribution channels and selectively expanding our business beyond the golf industry. Our website is now a fully functional business to consumer golf retail portal. By continuing to build our online presence, and at the same time seeking opportunities to expand our operations in the traditional market, we believe that we can successfully become a recognized single source for the sale of golf-related merchandise, services and information to consumers, and businesses worldwide. The principal elements of our business strategy are:

•	Expanding our online community and sales. Although we endeavor to further expand our brick and mortar operations with additional retail stores, e-commerce is a considerable part of our operations and source of revenue. We have built one of the leading online golf communities and golf e-tailing sites on the Internet. Our website, www.liquidgolf.com, currently offers a wide variety of golf products and services. We have successfully built an online community of over 80,000 registered members and continue to expand this base by providing those members with additional opportunities to participate in the world of golf. Our online capabilities enable us to provide management and ordering services to our business-to-business clients. We consistently strive to improve and update our website and expand the products, services and information sources to our members. Additionally, our “Virtual Pro Shop” provides the pro shop functionality for golf-related websites which includes product display, product pricing, shopping cart, inventory and order fulfillment. This application can be either a LiquidGolf virtual pro shop or a private label where LiquidGolf is masked as the provider.

•	Expanding and developing strategic industry relationships. Our management team and employees have a noteworthy history and period of experience in the world of golf. Our current Chief Executive Officer was a professional golfer and has over 15 years of experience in the golf retail industry. In addition, several of our employees currently have numerous years of experience in the golf retail industry. We believe that such history and experience in the industry has given our management team and employees unique relationships with manufacturers, suppliers, distributors, golf professionals, the media and others active in the golf industry. We believe that these relationships give us a distinct advantage over our competitors, give us credibility in the market place, and give us access to golf industry markets, manufacturers and media.

•	Expanding our traditional distribution channels. We seek to open or acquire additional brick and mortar retail stores in specific targeted cities and will grow our business selectively depending on whether we believe it is cost-effective to open additional retail locations. By further expanding our distribution channels, we believe that we will have a strategic advantage over our competitors because:

•	we will have enhanced buying power and leverage with key manufacturers and suppliers;

•	our existing distribution capabilities are more cost effective and allow us to distribute products more effectively at lower cost;

•	our experienced management team has a successful track record in golf retail; and

•	we will provide customers with more convenient access to customer support services such as returns, repairs, testing and trial, or exchanges either online or through our physical locations.

•	Selectively Expanding our Business Beyond Golf. We plan to explore other business opportunities beyond the golf Industry in an effort to increase our revenue base to a level that will sustain existing operations and enhance our ability to implement our growth plans. We believe that attractive diversification opportunities are currently available. Our acquisition of the assets LeatherCraft, Inc. represents our first effort to increase revenues through such diversification. Specifically, we will initially offer leather bound notebooks and organizers to corporate clients who either resell them or consume them internally. We believe the margins on the sale of leather goods will enable us to generate a positive cash return at achievable revenue levels.

Strategic Relationship

We have engaged several key strategic relationships to increase our access to all golfers, build brand recognition, develop our Virtual Pro Shop, operate an efficient business system, and provide highly desirable golf products and services. Our principal strategic alliances and relationships include the Golf Channel. Chaired by

Arnold Palmer, the Golf Channel is available throughout the United States, Canada and Japan through cable, satellite and wireless companies. The programming schedule includes live golf coverage of major golf tournaments, original programming, a nightly golf news show, a live call-in talk show, a live weekly call-in show featuring viewers’ feedback on current golf happenings; Leaderboard Report, a statistical weekly recap of tournament play; and The Golf Channel Academy, a series of half-hour instructional programs. We have purchased advertising time at a discount, and believe that we can increase our exposure to the world of golfers, improve our brand name recognition and tap into additional sources of revenue through the Golf Channel’s global marketing channels.

Products and Services

Consumer Retail. We offer over 10,000 products, which we believe is a wider selection of products than is offered by most golf retailers. We offer a majority of the well-known brands in the golf industry such as Callaway, Taylor Made, Adams and Titleist. We also offer shoes, accessories, and a variety of other products. We obtain most of our inventory directly from manufacturers and an extensive network of suppliers, which offers us favorable selection, pricing, quality and quantity terms. We carry only name brand merchandise, which we believe is integral to maintaining strong relationships with major manufacturers. We currently derive nearly 100% of our revenue from the sale of golf equipment, merchandise and accessories.

While we only have one brick and mortar retail store at the current time, we intend to open or acquire a limited number of traditional retail stores that will offer the same products and assist us in offering our customers superior customer service options. We have recently begun direct shipping from our suppliers for perishable items (cigars) and those with many stock-keeping units. We believe that this will provide us with a significant cost advantage in the future, as we will be able to sell many products without making an associated capital investment in inventory and warehousing. We are committed to shipping a high volume of accurate orders, efficiently and effectively.

Business to Business Solutions. Our Virtual Pro Shop gives other golf businesses the ability to offer a wider variety of products and services to their customers or members through their website. We provide these businesses the opportunity to increase their sales and other competitively priced products and services. We tailor our offerings to include only those products that the business customer chooses to offer which allows them to focus on those products with the highest return.

Leather Goods and Products. We have successfully close the acquisition of assets from Leather Craft, and now have the ability to offer a new product line of leather bound notebooks and organizers to corporate customers who either remarket the products or use the products internally. We are currently evaluating the possibility of expanding this product line and marketing to potential customers through a dedicated web site with links on other web sites we manage.

Customer Service

Customer service and satisfaction are important facets to our success and business strategy. Since 35% of our business is from repeat customers, we believe that it is important for us to focus on customer service. We have employees that are members of the Professional Golf Association who comprise our customer service team and assist our customers with such matters as product selection and instruction. We monitor all online orders from the time they are placed through delivery by providing numerous points of electronic, telephone and personal communication to customers. We confirm all online orders and shipments by e-mail within the hour. All non-custom products are shipped within one day of being ordered. We generally do not charge for shipping and handling. Custom fit club orders are generally filled within 10 to 14 days. We provide our customers with an informed source of expertise (over our toll free customer service telephone line) to assist them in selecting golf clubs and products. Further, we offer industry leading customer satisfaction programs, such as the opportunity to play with golf clubs for seven days before making a purchase.

Marketing

Our marketing strategy is designed to attract individual and business customers to shop online, purchase business services, convert browsers to buyers, meet or exceed customer expectations, drive loyalty and repeat purchases while building enduring brand equity. We pride ourselves on our customer service and regularly follow up with our customers to ask them how they enjoyed shopping at our website. We intend to further develop our brand and enhance our name recognition with the execution of an integrated marketing campaign that includes the following:

•	Advertising. Our advertising is designed to build brand equity, create awareness, and generate initial purchases of our services or merchandise. We use a mix of broadcast media including television, newspaper and magazines, text links and e-mail newsletters.

•	Strategic Online Marketing Relationships. We have identified a select group of e-commerce companies, and have developed relationships with companies who we believe attract buyers more likely to shop for golf products online (e.g. Book Four Golf).

•	Promotions. We selectively use promotional offers to further our brand building efforts. This includes promotions such as on-site merchandising of products we have purchased in bulk from vendors at reduced prices that we can sell to our customers at discounted prices.

•	Affiliate Marketing. Our affiliate marketing effort is designed to deepen our relationship with golf customers and expand our customer base. We plan on partnering with some of the leading Internet portals and companies to drive traffic to our site. In addition, we are seeking to partner with non-traditional affiliates on the Internet such as various charities and organizations such as alumni organizations about serving as the golf pro-shop on their sites. In turn these charitable and not-for-profit organizations obtain an inexpensive way to create brand identity and will be able to earn an affiliate fee that can be used to fund these organizations.

•	Direct Marketing. We are exploring non-traditional Internet methods of advertising such as direct marketing through mailing lists. We plan on using mailing lists and other methods to reach out to consumers who are hesitant to buy over the Internet but would feel comfortable calling a toll free number.

•	International Markets. We are currently exploring opportunities to expand our business into the international markets, particularly in China. Our strategy to penetrate such markets is highly dependent on the particular market; however, we expect to form joint ventures with companies with a significant presence in the targeted area.

Competition

We are subject to extensive competition from numerous competitors. Many of our competitors have substantially greater financial, distribution and marketing resources. In addition, many of our competitors may be able to secure products from vendors on more favorable terms, fulfill customer orders more efficiently and adopt more aggressive pricing or inventory availability.

We believe golfers make their purchase decisions based on price, the feel of equipment, word-of-mouth and magazines or other advertisements. We believe that our ability to compete depends upon many factors, including:

•	the market acceptance of our online store and services;

•	the success of our sales and marketing efforts;

•	the performance and reliability of our services;

•	the price of our products;

•	the effectiveness of our customer service and support efforts; and

•	our effectiveness in implementing our “total golf solution” concept.

Our main competitors for the sale of golf equipment and related merchandise are:

•	Golf Pro Shops. Traditionally golf pro shops lose money on a yearly basis due to the fact that they cannot offer the price, selection or availability of merchandise we can offer. Many PGA professionals that own and staff the pro shops do not have the merchandising experience to manage inventory in a manner that will always provide consumers with a wide variety of the latest in golf equipment, apparel and services. Our ability to offer traditional “touch and feel” service through our brick and mortar retail store combined with our online services distinguishes us from our competitors in this sector of the retail market.

•	Sporting Goods Retailers. We compete with large sporting goods retailers such as The Sports Authority, Dick’s Sporting Goods and the Sports Chalet. Although some of these companies have websites, their online product offering often mirrors the limited selection of their retail stores.

•	Discount Golf Shops. We compete directly with discount golf retailers such as Nevada Bobs and Edwin Watts. We believe that the discount golf sector accounts for a majority of yearly golf equipment sales. In addition, our online prices are generally cheaper than those offered at these discount stores which does not include the significant potential savings which non-Florida based customers experience since there presently is no sales tax on the sale of goods over the Internet. As a result, such savings can be as high as an additional 8.5% in some states. In addition, we generally do not charge customers for shipping and handling.

•	Online Golf Retailers. Internet retailers can be classified into two categories. The first includes pure Internet golf e-tailers. The majority of these golf e-tailers are only focused on the consumer market. In addition, many of these e-tailers do not have direct supply relationships with the manufacturers and are forced to source goods from other retailers and pro-shops, which has reduced their margins and forced many of our competitors to either sell or close down their e-commerce operations. The second group of Internet e-tailers includes the multi sport e-tailers. Similar to brick and mortar sporting goods retailers, these companies do not offer the selection of merchandise since they have to cater to the interests of other sports enthusiasts that visit their site. We are able to offer superior customer service as our customer service center is staffed with PGA professionals who can assist customers making buying decisions as well as offer our customers custom clubs.

Our Facilities

All of our operations, including our retail sales, are based in our 4,000 square foot facility located at 1017 W Orange Blossom Trail, in Apopka, Florida. We currently lease our facility from Victoria Plaza, Inc. and the lease expires on July 31, 2007. However, pursuant to the terms of the lease, we have the ability to terminate the lease at anytime upon 30 days’ notice. We believe that this facility is sufficient for our current needs to house our operations.

Our Employees

We have assembled a management team led by our President, CEO, and our Chairman, Dwain Brannon. We had 6 full time employees as of January 1, 2003. None of our employees are covered by a collective bargaining agreement, nor have we experienced a strike or other adverse work stoppage due to organized labor. We offer our employees a benefits package that includes vacations, medical coverage, and restricted stock grants.

Government Regulation

A small, but growing, body of laws and regulations directly applicable to access to or commerce on the Internet currently exists. Due to the increasing popularity and use of the Internet, it is likely that a growing number of laws and regulations will be adopted at the international, federal, state and local levels with respect to the Internet, covering issues such as user privacy, freedom of expression, pricing, characteristics and quality of products and services, taxation, advertising, intellectual property rights, information security and the convergence of traditional telecommunications services with Internet communications. Moreover, a number of laws and regulations have been proposed and are currently being considered by federal, state and foreign legislatures with respect to such issues. The nature of any new laws and regulations and the manner in which existing and new laws and regulations may be interpreted and enforced cannot be fully determined. For example, although sections of the Communications Decency Act of 1996, proposed to impose criminal penalties on anyone distributing “indecent” material to minors over the Internet was held to be unconstitutional by the United States Supreme Court, we cannot assure you that similar laws will not be proposed and adopted that effect our business. Legislation similar to the Communications Decency Act could subject us and/or our customers to potential liability, which could have an adverse effect on our business, operating results and financial condition. The adoption of any future laws or regulations might decrease the growth of the Internet, decrease demand for our services, impose taxes or other costly technical requirements or otherwise increase the cost of doing business or in some other manner have a significant adverse effect on us or our customers, which, in turn, could have a significant adverse effect on our business and operating results. In addition, applying existing laws governing issues such as property ownership, copyrights and other intellectual property issues, taxation, libel, obscenity and personal privacy to the Internet is uncertain. The vast majority of these laws was adopted prior to the advent of the Internet and related technologies and, as a result, do not contemplate or address the unique issues of the Internet and related technologies. Changes to these laws intended to address these issues, including some recently proposed changes, could create uncertainty in the marketplace which could reduce demand for our services or increase the cost of doing business as a result of costs of litigation or increased service delivery costs, or could in some other manner have a significant adverse effect on our business and operating results. As our services are available over the Internet in multiple states and foreign countries, and as we facilitate sales by our customers to end users located in these states and foreign countries, these jurisdictions may claim that we are required to qualify to do business as a foreign corporation in each of these states or foreign countries. Any new legislation or regulation, or the application of laws or regulations from jurisdictions whose laws may not currently apply to our business, could have a significant adverse effect on our business and operating results.

Legal Proceedings

We are not a party to any pending legal proceeding or litigation. In addition, none of our property is the subject of a pending legal proceeding. We are not aware of any legal proceedings against the company or our property contemplated by any governmental authority.

MANAGEMENT

Executive Officers and Directors

The names of our executive officers and directors, their ages as of March 1, 2003, and the positions currently held by each are as follows:

Name	Age	Position
Dwain Brannon	42	President, Chief Executive Officer, Secretary and Director

Dwight Day	40	Director

Skip McElvery	57	Director

Allan Woodlief	46	Chief Financial Officer

Dwain Brannon has served as our President and Chief Executive Officer since the Board of Directors appointed him to such offices following the close of the merger with Nomadic Collaboration on May 29, 2003. Mr. Brannon has been a Director since he was elected at the 2003 annual meeting of the stockholders on August 13, 2003. Subsequently, on October 27, 2003, Mr. Brannon was appointed by the Board of Directors to serve in the capacity of Secretary. From 1998 to the present, Mr. Brannon has been the president and owner of Brannon Capital, a consulting firm. From 2000 to the present Mr. Brannon has been president of LiquidGolf Corporation, our wholly owned subsidiary. From 1996 to 1998 Mr. Brannon was a salesman for MarketShare, Inc., an advertising company. Mr. Brannon earned an A.A. degree in Marketing and Merchandising from Spartanburg Methodist College in 1981.

Dwight Day has served as a Director of the Company since he was elected at the 2003 annual meeting of stockholders on August 13, 2003. Mr. Day was elected to the Board of Directors of BAC International in 2002. Mr. Day has served as Vice President of Mechanical Associates, Inc. since 2001, and HVAC Contractors Supply since 1994. Additionally, Mr. Day has been President of KMA Mechanical from 1991 to the present.

Skip McElvery has served as a Director of the Company since he was elected at the 2003 annual meeting of stockholders on August 13, 2003. Mr. McElvery has been President of Tower Parking Systems since its inception in April 2003. Since January 2002, Mr. McElvery has and continues to serve in the office of Vice President for Synergy Structure Systems. From January 1998 to December 2002, Mr. McElvery was the National Installation Director for Commercial Cabling Contractors, Inc. Mr. McElvery attended Pace College in Pleasantville New York.

Allan Woodlief was appointed to serve as our Chief Financial Officer in January 2004. Mr. Woodlief has served as Vice President and Chief Financial Officer of LiquidGolf Corporation, our wholly owned subsidiary, since July 1999. Prior to joining LiquidGolf Corporation, Mr. Woodlief served for 14 years with IKON Office Solutions and was most recently Chief Financial Officer of the Florida division of IKON Office Solutions.

Directors’ Compensation

Beginning September 4, 2003, Messrs. Day and McElvery, the non-employee members of the Board of Directors have been compensated $1,000 per month; $500 per meeting attended; and $250 per meeting if a member is unable to attend in person but attends telephonically. Each Board member receives 1,500 shares of our common stock per quarter of service. We also reimburse directors for reasonable travel expenses incurred in connection with traveling to meetings, including first class air travel and accommodations.

Board of Directors and Committees

The directors are elected to one-year terms. Each director holds office until the expiration of the director’s term, until the director’s successor has been duly elected and qualified or until the earlier of such director’s resignation, removal or death.

We have established an Audit Committee, Executive Compensation Committee and a Restricted Stock Plan Distribution Committee.

The Audit Committee approves the selection of our independent accountants and meets and interacts with the independent accountants to discuss questions in regard to the financial reporting. In addition, the Audit Committee reviews the scope and results of the audit with the independent accountants, reviews with management and the independent accountants our annual operating results, considers the adequacy of our internal accounting procedures and considers and reports to the Board of Directors with respect to other auditing and accounting matters, fees to be paid to our independent auditors and the performance of our independent auditors. The Audit Committee consists of Messrs. Day and McElvery, both of whom are non-employee directors, and Mr. Brannon. The Board of Directors has not adopted a written charter of the Audit Committee. As President, Mr. Brannon is not considered “independent” as that term is defined by Rule 4200(a)(15) of the NASD’s listing standards. The Audit Committee met six times in 2002.

The Executive Compensation Committee reviews and recommends to the Board of Directors the salaries, and benefits of all employees, consultants, directors and other individuals compensated by us. The Executive Compensation Committee currently consists of Messrs. Day and McElvery, both of whom are non-employee directors. None of our executive officers or directors presently serve, or in the past served, on the Executive Compensation Committee of another company whose executive officers or directors served on our Board of Directors. Members of our Board of Directors own our common stock, as further described in, the “Principal Stockholders” section of this prospectus.

The Restricted Stock Plan Distribution Committee selects eligible persons to receive restricted stock awards under the Company’s 2003 Restricted Stock Plan, determines the number of restricted stock awards to be granted and the number of shares of common stock to which such restricted stock awards will relate, specifies times at which restricted stock awards will be vested, sets other terms and conditions of restricted stock awards, prescribes forms of restricted stock award agreements, interprets and specifies rules and regulations relating to the 2003 Restricted Stock Plan, and makes all other determinations that may be necessary or advisable for the administration of the 2003 Restricted Stock Plan. Members of our Restricted Stock Plan Distribution Committee include Messrs. Brannon, Day and McElvery.

Executive Compensation

Our President and Chief Executive Officer did not receive any compensation for services performed for us in fiscal year 2002. We did not have any other executive officers or other employees serving at the end of fiscal year 2002 whose total annual salary and bonus exceeded $100,000. We did not have any compensation plans (including individual compensation arrangements) under which our equity securities were authorized for issuance. Additionally, there were no options granted or exercised by any of our executive officers during fiscal year 2002.

2003 Restricted Stock Plan. On June 30, 2003, our Board of Directors adopted the LiquidGolf Holding Corporation 2003 Restricted Stock Plan (the “2003 Plan”) and recommended that it be submitted to our stockholders for their approval at the 2003 Annual Meeting. The terms of the 2003 Plan provide for grants of restricted stock awards. The purpose of the 2003 Plan is to provide a means through which the Company and its subsidiaries may attract key personnel to enter into and remain in the employ of the Company and its subsidiaries, as well as to provide a means whereby those key persons upon whom the responsibilities of the successful administration and management of the Company rest, and whose present and potential contributions to the welfare of the Company are of importance, can acquire and maintain stock ownership, thereby strengthening their commitment to the welfare of the Company and promoting the mutuality of interests between those key individuals and the Company’s stockholders. The effective date of the 2003 Plan was the date of the 2003 Annual Stockholders Meeting (August 13, 2003).

Under the plan, the total number of shares of common stock that may be subject to the granting of awards under the plan during the term of the plan shall be equal to 1,500,000 shares, plus the number of shares with respect to which awards previously granted thereunder that are forfeited or cancelled or terminated. As of January 1, 2003, we have granted 1,000,000 shares of restricted stock under the Plan to Dwain Brannon, 67,500 shares of restricted stock under the plan to Allan Woodlief, 67,500 shares of restricted stock under the plan to Dan

McIlroy, our warehouse manager, and 35,000 shares of restricted stock under the plan to Bradford Doyle, our operations manager.

Employment Agreements

We have entered into an employment agreement with Mr. Dwain Brannon, our Chief Executive Officer. Mr. Brannon’s employment agreement was effective as of May 29, 2003, and expires December 31, 2005, unless sooner terminated or extended pursuant to the terms therein. The initial annual base salary under the employment agreement is $90,000. Commencing on January 1, 2004, and January 1, 2005, Mr. Brannon’s annual base salary shall be increased by $12,000 and $18,000 respectively. Mr. Brannon’s base salary shall be reviewed annually, and may be increased for merit in the discretion of our Board of Directors. Additionally, bonuses may be paid to Mr. Brannon at the discretion of the Board of Directors; however, Mr. Brannon shall be deemed to have earned a bonus equivalent to 100% of his annual base salary in the years 2003, 2004, and 2005, if our total revenues exceed $1,000,000, $5,000,000, and $10,000,000 respectively.

As additional compensation, subject to employment for a minimum of two years, we granted Mr. Brannon 1,000,000 shares of restricted common stock under the 2003 Restricted Stock Plan. Mr. Brannon receives non-accountable automobile allowance in the amount of $400 per month. In the event we terminate Mr. Brannon without cause, or he voluntarily terminates his employment for “good cause,” as that term is defined in the employment agreement, we will pay Mr. Brannon: (i) any unpaid base salary accrued through the effective date of termination; and (ii) an amount equal to the product of (x) the sum of Mr. Brannon’s then base salary plus the amount of the highest annual bonus or other incentive compensation payment made by the Company to Mr. Brannon, multiplied times (y) three.

Limitation on Liability and Indemnification Matters

Our Certificate of Incorporation provides that the Board of Directors is expressly authorized to provide indemnification of directors, officers, employees, agents, and other persons to the fullest extent permitted by law through bylaw provisions, agreements with the indemnitees, vote of stockholders or disinterested directors or otherwise.

At present, there is no pending litigation or proceeding involving any of our directors, officers, associates or other agents for which indemnification is being sought. We are also not aware of any threatened litigation that may result in claims for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons under the above provisions, or otherwise, we have been advised that, in the opinion of the SEC, indemnification is against public policy as expressed in the Securities Act, and is unenforceable.

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PRINCIPAL STOCKHOLDERS

Percentage ownership in the following table is based on 10,742,447 shares of common stock outstanding as of the date of this prospectus. A person is deemed to be the beneficial owner of securities that can be acquired by that person within 60 days from the date of this prospectus upon the exercise of options, warrants or convertible securities. Each beneficial owner’s percentage ownership is determined by dividing the number of shares beneficially owned by that person by the base number of outstanding shares, increased to reflect the shares underlying options, warrants or other convertible securities included in that person’s holdings, but not those underlying shares held by any other person.

Name and Address (2)	Number of Shares of Common Stock Beneficially Owned		Percentage of Shares Beneficially Owned
			Before Offering	After Offering
Dwain Brannon	1,250,332	(3)	11.64%	9.31%
Dwight Day	441,643	(4)	4.07%	2.26%
Skip McElvery	129,207	(5)	1.20%	.97%
Allan Woodlief	88,333	(6)	.82%	.63%
John and Brandy Puls (7)	937,707	(8)	8.12%	6.93%
Peter Vole (9)	556,651	(10)	5.13%	4.66%
PanAmerica Capital Group, Inc.(11)	1,896,209		17.66%	0.00%
All officer and directors as a group (4 persons)	1,909,515	(12)	17.61%	13.34%

(1)	“Beneficial ownership” is a technical term broadly defined by the Securities and Exchange Commission to mean more than ownership in the usual sense. For example, you “beneficially” own LiquidGolf Holding Corporation common stock not only if you hold it directly, but also if you indirectly (through a relationship, a position as a director or trustee, or a contract or understanding) have (or share) the power to vote the stock, or to sell it, or you have the right to acquire it within 60 days.

(2)	Unless otherwise noted, the address of each person listed is c/o LiquidGolf Holding Corporation, 1017 W. Orange Blossom Trail, Apopka, Florida 32712.

(3)	Includes 1,000,000 shares of restricted common stock in the Company granted under the Company’s 2003 Restricted Stock Plan pursuant to an employment agreement between Mr. Brannon and the Company on May 29, 2003.

(4)	Includes 100,690 shares of common stock issuable pursuant to warrants exercisable within the next 60 days.

(5)	Includes 127,707 shares of common stock owned by Mr. McElvery’s spouse.

(6)	Includes 67,500 shares of restricted common stock in the Company granted pursuant to the Company’s 2003 Restricted Stock Plan.

(7)	Mr. and Mrs. Puls’ address is 5138 Longfellow, Tampa, FL 33629.

(8)	Includes 800,000 shares of common stock issuable pursuant to warrants exercisable within the next 60 days.

(9)	Mr. Vole’s address is 37 Kings Cross Drive, Linconshire, IL 60069.

(10)	Includes: (a) 19,242 shares of common stock held by V.I.P. Holdings Company, in which Mr. Vole is the president and controlling stockholder; and (b) 102,038 shares of common stock issuable pursuant to warrants exercisable within the next 60 days.

(11)	PanAmerica’s address is 12th Floor, World Trade Center, Panama, Republic of Panama.

(12)	Includes: (a) 100,690 shares of common stock issuable pursuant to warrants exercisable within the next 60 days; and (b) 1,067,500 shares of restricted common stock issues under the Company’s 2003 Restricted Stock Plan.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Robert M.D. Cross, one of our former directors, was responsible for advances extended from Garroch Financial, Inc., a company controlled by Mr. Cross, to Omnitrix Technologies, Inc., a corporation acquired by the Company on April 8, 2002, in the month of June 2002 amounting to $90,000. This amount was reduced by approximately $15,000 to a net amount of approximately $75,000 to account for payments made prior to April 8, 2002 by Omnitrix to Form Media Technologies, a company also controlled by Mr. Cross. An additional $1,600 of disbursements were incurred indirectly by Mr. Cross and were submitted as expense claims to Omnitrix, thereby increasing the balance owing indirectly by Omnitrix to Mr. Cross to approximately $76,600. These funds are presently listed as advances to the Company without repayment terms. Mr. Cross was a director of the Company and a director and officer of Omnitrix. Mr. Cross retained control of signing authority on the Omnitrix bank accounts before, during and after the acquisition of Omnitrix by the Company. During the year ended December 31, 2002, $46,300 in consulting fees was paid to Garroch Financial, Inc., a company controlled by Mr. Cross, along with $7,500 in rental Payments for office space. During the year ended December 31, 2001, the Company paid or accrued consulting fees of $27,500 to Garroch Financial, Inc. The Company owed $74,989 at December 31, 2002 and $36,500 at December 31, 2001 to Garroch Financial, Inc. During the year ended December 31, 2001, the Company paid management fees of $170,478 to Whytecliff Capital, a company controlled by Mr. Cross.

During the years ended December 31, 2002 and 2001, the Company paid or accrued consulting fees of $27,224 and $45,300, respectively, to Mr. Roger Warren, one of our former directors and former Chief Technology Officer of the Company. The Company owed $70,015 at December 31, 2002 and $39,000 at December 31, 2001 to Mr. Warren for salaries and disbursements. On October 31 2002, the Company entered into an agreement with Mr. Warren to settle all amounts outstanding and payable to Mr. Warren. The Company issues 1,750,000 pre-Reverse Stock Split shares to Mr. Warren in full satisfaction of these amounts.

During the year ended December 31, 2002, the Company paid or accrued consulting fees of $37,504 to MCSI Consulting Services, an employer of Mr. Raymond Polman, a former officer and director of the Company. On April 9, 2002, the Company formed a wholly owned Canadian subsidiary corporation, Nomadic Collaboration Corp., primarily to capture Canadian tax credits on Canadian taxable expenditures. This subsidiary did not have any operations and was divested to Mr. Polman on December 12, 2002 for $1.00 Canadian. The Company did not have any further planned taxable Canadian expenditures and did not anticipate future benefits from this subsidiary at the time of its disposal.

From December 2001 through May 2002, PanAmerica Capital Group, Inc., a principal stockholder of the Company beneficially owned 160,000 pre-Reverse Stock Split shares of the Company’s common stock issued in November 2001 in consideration for certain business advisory services provided to the Company. From December 2001 through May 2002, PanAmerica advanced $490,000 to the Company pursuant to a promissory note payable. The note payable bore interest at 10% per annum, was due on demand and unsecured. On September 18, 2002, the promissory note of $490,000 plus accrued interest of $12,250 was converted into a convertible promissory note in the amount of $502,250. The convertible promissory note bore interest at 10% per annum and was convertible into common stock at a conversion price of $0.04 per share (or $6.00 per share after giving effect to the Reverse Stock Split), being the market rate for the Company’s common stock over the prior 30-day period. On September 27, 2002, the convertible promissory note of $502,250 was converted into 12,556,250 shares of common stock of the Company, or 83,709 shares after giving effect to the Reverse Stock Split

From October to November 2002, the Company was advanced funds and subsequently issued a convertible promissory note in the principal amount of $46,100 and a demand promissory note in the principal amount of $7,000 to PanAmerica. The convertible note was unsecured, bore interest at 8% per annum and was due on November 6, 2003. The demand promissory note was unsecured, bore interest at 8% per annum, and was due on demand. The principal amount and accrued interest under the convertible promissory note is convertible into shares of common stock at a price of $6.00 per share after giving effect to the Reverse Stock Split. The Company paid both notes in full on June 30, 2003.

As of June 30, 2003 PanAmerica had advanced approximately $77,000 in additional funds to the Company and the Company paid PanAmerica approximately $131,000 in full satisfaction of all notes and advances. At that period of time, Ricardo Garcia de Paredes Carbone, the Company’s former President, was an employee of PanAmerica.

Following the merger with Nomadic Collaboration, the independent directors of the Company approved, and the Company entered into an investment banking agreement with PanAmerica. Pursuant to the agreement, PanAmerica provides general business advice and assists the Company in all of its financial activities including, but not limited to, capital raising, mergers and acquisitions and future financing activities. The term of the investment banking agreement is two years and the Company has issued 1,800,000 shares of common stock as compensation to PanAmerica.

Mr. Dwain Brannon was the Chief Executive Officer of LiquidGolf Corporation and has served in that position since July 2000. Mr. Brannon was Chief Operating Officer and Director for LiquidGolf Corporation from its inception in November 1998 until July of 2000. Following the Acquisition, Mr. Brannon was appointed to Chief Executive Officer of the Company on May 29, 2003.

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PLAN OF DISTRIBUTION

The shares being offered hereby will be offered and sold by the selling stockholders, by their donees or transferees, or by their other successors in interest. We will not receive any of the proceeds from the sale of the shares pursuant to this prospectus. We have agreed to bear the expenses of the registration of the shares, including legal and accounting fees, other than fees of counsel, if any, retained individually by the selling stockholders, and any discounts or commissions payable with respect to sales of the shares.

The selling stockholders may offer and sell the shares from time to time in transactions in the over-the-counter market or in negotiated transactions, at market prices prevailing at the time of sale or at negotiated prices. The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholders. Sales may be made directly or to or through broker-dealers who may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or the purchasers of shares for whom such broker-dealers may act as agent or to whom they may sell as principal, or both. Such compensation may be in excess of customary commissions.

From time to time, one or more of the selling stockholders may pledge or grant a security interest in some or all of the shares owned by them. If the selling stockholders default in performance of their secured obligations, the pledgees or secured parties may offer and sell the shares from time to time by this prospectus (except, in some cases, if the pledgees or secured parties are broker-dealers or are affiliated with broker-dealers). The selling stockholders also may transfer and donate shares in other circumstances. Transferees and donees may also offer and sell the shares from time to time by this prospectus (except, in some cases, if the transferees or donees are broker-dealers or are affiliated with broker-dealers). The number of shares beneficially owned by selling stockholders will decrease as and when the selling stockholders transfer or donate their shares or default in performing obligations secured by their shares. The plan of distribution for the shares offered and sold under this prospectus will otherwise remain unchanged, except that the transferees, donees, pledgees, other secured parties or other successors in interest will be selling stockholders for purposes of this prospectus. Further, we will file a post-effective amendment to this registration statement upon any change in the plan of distribution.

The selling stockholders and any broker-dealers acting in connection with the sale of the shares hereunder may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933, and any commissions received by them and any profit realized by them on the resale of the shares as principals may be deemed underwriting compensation under the Securities Act.

We have agreed to indemnify certain of the selling stockholders against liabilities they may incur as a result of any untrue statement of a material fact in the registration statement of which this prospectus forms a part, or any omission herein or therein to state a material fact necessary in order to make the statements made not misleading. Such indemnification includes liabilities that such selling stockholders may incur under the Securities Act. We do not have to give such indemnification if the untrue statement or omission was made in reliance upon and in conformity with information furnished in writing to us by the selling stockholders for use in the registration statement. We have advised the selling stockholders of the requirement for delivery of this prospectus in connection with any sale of the shares.

SELLING STOCKHOLDERS

This prospectus relates to the sale of shares of our common stock by several of our stockholders. These shares were issued by us in private offerings for cash or converted from other securities issued by us in private offerings for cash.

We will not receive any proceeds from the sale of the shares by the selling stockholders. The selling stockholders may resell the shares they acquire by means of this prospectus from time to time in the public market. We are paying the costs of registering the shares offered by the selling stockholders. The selling stockholders will pay all other costs of the sale of the shares offered by them.

The following table identifies the selling stockholders and the shares which are being offered for sale by the selling stockholders.

Name and Address of Holder	Shares of Common Owned Stock Beneficially	Shares of Common Stock Being Offered (1)	Percentage of Shares Owned Before the Offering	Percentage of Shares Owned After the Offering
Ariel F. Abud, M.D.	101,666	21,666	0.95%	0.74%
125 Pleasant Valley, Harbourton Road
Lambertville, NJ 08530

All International Services, S.A.	10,060	2,515	0.09%	0.07%
P. O. Box 832-1574
Panama, Republic of Panama

Arcas Limited Corp.	10,058	2,514	0.09%	0.07%
Attn: Ernesto Lara
Cincuentenario Ave Coco Bay Building 13th Floor
Panama, Republic of Panama

Michael J. Cohen Barbara E. Hansen	46,666	6,666	0.43%	0.37%
933 Lancaster Drive
Orlando, FL 32896

Frank R. Bassolino	10,010	2,502	0.09%	0.07%
780 Highview Avenue
Westbury, NY 11590

Lisette Blackwell	42,299	17,516	0.39%	0.23%
333 Eisenhower Parkway
Livingston, NJ 07039-1722

Thomas P. Boller	74,686	32,657	0.70%	0.39%
10 Union Hill Road
Denville, NJ 07834

Richard B. Boyd	12,236	3,059	0.11%	0.09%
4302 Saul Road
Kensington, MD 20895-3729

Dwain Brannon	1,250,332	250,332	11.64%	9.31%
1017 W. Orange Blossom Trail
Apopka, FL 32712

Joel A Brubaker	44,251	6,250	0.41%	0.35%
70278 S.E. 50th Avenue
Sawyer, KS 67134

Butte International Corp.	6,034	1,508	0.06%	0.04%
Attn: Ernesto Lara
Cincuentenario Ave Coco Bay Building 13th Floor
Panama, Republic of Panama

Calabrese Auto Group Inc	20,030	5,007	0.19%	0.14%
1704 Woodhollow Drive
Euless, TX 76039

James R & Tammy H. Cannon	20,336	5,084	0.19%	0.14%
5404 Damascus- Hilton Road
Blakely, GA 39823

Joseph E Camardese	58,839	22,500	0.55%	0.34%
610 Main Street, Apt. 310
Laurel, MD 20707

Consolidated Towne East Holdings, L.C.	112,716	41,666	1.05%	0.66%
1219 Victoria Street
Laredo, TX 78040

Dwight F. Day	441,643	166,667	3.17%	1.62%
7241-A Lockport Place
Lorton, VA 22079

Defendor Corporation	10,060	2,515	0.09%	0.07%
Attn: Ernesto Lara
Cincuentenario Ave Coco Bay Building 13th Floor
Panama, Republic of Panama

Endeavor Capital, Inc.	74,210	74,210	0.70%	0.00%
Gretton House, Duke Street
Grand Turk, Caicos Islands,
B.W. I.

Robin J Edmeades	20,486	5,121	0.19%	0.14%
Os Pinheiros Aenida do Golfe
Estoril 2765-121
Portugal

Earl C & M Ruth Erb JTWROS	20,000	10,000	0.19%	0.09%
7452 Hillcrest Drive
Abbottstown, PA 17301

Albert I Feuerstein	10,214	2,553	0.10%	0.07%
2018 Bliss Place
Merrick, NY 11566-5330

Richard J. & Deborah D. Fildes	72,083	22,083	0.67%	0.47%
2541 Gatlin Avenue
Orlando, FL 32806

Omnia Fowler	59,574	15,000	0.55%	0.41%
516 Stonegate Lane
Winston Salem, NC 27006

Franklin Templeton Bank And Trust Cust FBO Harmon Burns IRA Rollover	474,166	474,166	4.41%	0.00%
One Franklin Parkway, 970/2
San Mateo, CA 94403

David R. Glickman	166,667	24,058	1.55%	1.33%
123 S Broad Street
Philadelphia, PA 19109-1029

Gary A Goldsmith	40,814	10,203	0.38%	0.28%
430 Liberty Lane
Marlton, NJ 08053-5343

Greenberg Traurig, P.A.	875	875	0.01%	0.00%
450 South Orange Avenue
Suite 650
Orlando, FL 32801

Hickory Hills Holdings, Inc	50,602	12,650	0.47%	0.35%
P O Box 832-1574
Panama, Republic of Panama

Ruth Karp Hirtz	6,390	3,390	0.06%	0.03%
8218 N.W. 85th Avenue
Tamarac, FL 33321

HNS Sports Group Ltd.	200,000	80,000	1.86%	1.12%
5750 Memorial Drive
Dublin, OH 43017

Richard F. Hyldahl	32,438	32,438	0.30%	0.00%
3360 Creekview Drive
Bonita Springs, FL 34134

Infinite Wealth Strategy Corp.	6,034	1,508	0.06%	0.04%
Attn. Ernesto Lara
Cincuentenario Ave Coco Bay Building 13th Floor
Panama, Republic of Panama

International Manufacturers of Panama	60,722	15,180	0.57%	0.42%
P O Box 832-1787
Panama, Republic of Panama

International Wealth Strategy Corp.	8,046	2,011	0.07%	0.06%
Attn: Ernesto Lara
Cincuentenario Ave Coco Bay Building 13th Floor
Panama, Republic of Panama

Roger W & Sandra A Johnson	105,488	12,500	0.98%	0.87%
17350 Morningview Court
Brookfield, WI 53045

Rhonda Michelle Karp	10,046	2,511	0.09%	0.07%
1721 Wilstone Avenue
Encinitas, CA 92024

Abu Ahammed Khan	12,272	3,068	0.11%	0.09%
2520 10th Avenue N., Apt 202K
Lake Worth, FL 33461-3113

Kirra International Corp.	6,034	1,508	0.06%	0.04%
Attn. Ernesto Lara
Cincuentenario Ave Coco Bay Building 13th Floor
Panama, Republic of Panama

Martha Cooper Lang	51,216	12,804	0.48%	0.36%
P O Box 11
Carmel Valley, CA 93924-0011

Gerard E Layer	31,848	15,006	0.30%	0.16%
10962 Baroque Lane
San Diego, CA 92124

Richard L Lottes	121,127	44,243	1.13%	0.72%
1359 Riverwoods Trail
Ste Genevieve, MO 63670

Hank Lubin	28,855	12,500	0.27%	0.15%
22 Highmont Drive
West Winsor, NJ 08550-3523

Anne M Lusk SEP IRA	61,130	15,282	0.57%	0.43%
2 Valley View Court
Lititz, PA 17543-8908

Alison F McElvery	127,707	25,000	1.19%	0.96%
2741 East Vina del Mar Blvd
St Pete Beach, FL 33706

Martin K Memminger	80,996	27,749	0.75%	0.50%
8 Shadyside Lane
Lancaster, NY 14086

Mid-West Management Corp.	10,060	2,515	0.09%	0.07%
Attn. Ernesto Lara
Cincuentenario Ave Coco Bay
Building 13th Floor
Panama, Republic of Panama

Miller, South & Milhausen, P.A.	20,000	20,000	0.19%	0.00%
2699 Lee Road, Suite 120
Winter Park, FL 32789

Chamram Pahlavi	288,197	51,216	2.68%	2.21%
29 Beeckman Place
New York, NY 10022

PanAmerica Capital Group, Inc.	1,896,209	1,896,209	17.66%	0.00%
P O Box 832-2522, World Trade Center
Panama, Republic of Panama

Edwin L. Parker	373,333	53,333	3.48%	2.98%
9290 E. Thompson Peak Pkwy #144
Scottsdale, AZ 85255

Private Investment Company	186,164	186,164	1.73%	0.00%
Gretton House, Duke Street
Grand Turk, Caicos Islands,
B.W. I.

Prophecy Americas, Inc.	63,333	63,333	0.59%	0.00%
7951 E Maplewood Avenue Suite 333
Greenwood Village, CO 80111

Providence Ventures International, Inc.	10,060	2,515	0.09%	0.07%
Attn. Ernesto Lara
Cincuentenario Ave Coco Bay Building 13th Floor
Panama, Republic of Panama

John L & Brandie Puls	937,707	137,707	1.28%	0.00%
3502 Henderson Blvd Suite 300
Tampa, Fl 33609

Robert Rosenberger	6,000	3,000	0.06%	0.03%
490 Bleeker Avenue
Mamaroneck, NY 10543

Charles R. Sanford	233,333	58,333	2.17%	1.63%
8112 N. Ninth Street
Tampa, FL 33604

James Schuetz	72,916	10,833	0.68%	0.58%
3061 Nordoff Circle
Las Vegas, NV 89121

Silver City Corp.	10,060	2,515	0.09%	0.07%
Attn. Ernesto Lara
Cincuentenario Ave Coco Bay Building 13th Floor
Panama, Republic of Panama

Silver Moon Enterprises, Inc.	10,060	2,515	0.09%	0.07%
Attn. Ernesto Lara
Cincuentenario Ave Coco Bay Building 13th Floor
Panama, Republic of Panama

Solomon International	6,034	1,508	0.06%	0.04%
Attn. Ernesto Lara
Cincuentenario Ave Coco Bay Building 13th Floor
Panama, Republic of Panama

T. Owen Corp.	5,060	1,265	0.05%	0.04%
P O Box 832-1785
Panama, Republic of Panama

TGR International LLC	47,707	7,707	0.44%	0.37%
31900 East Lady Drive
Beverly Hills, MI 48025

Theras Managing Corp.	8,046	2,011	0.07%	0.06%
Attn. Ernesto Lara
Cincuentenario Ave Coco Bay Building 13th Floor
Panama, Republic of Panama

Eugene E Thomason	203,024	50,756	1.89%	1.42%
17914 St. Croix Isle Drive
Tamoa, FL 33647

Alan Miles Thomley	48,749	8,749	0.45%	0.37%
4205 Fox Break Lane
Charlotte, NC 28211

Varela Consulting Group, S.A.	10,074	2,518	0.09%	0.07%
12th Floor
World Trade Center
Panama, Republic of Panama

George M Velan	21,858	12,500	0.20%	0.09%
614 S. St. Louis
Mt Prospect, IL 60056

Richard H & Sandra A Villwock	93,333	13,333	0.87%	0.74%
8731 52nd Avenue East
Bradenton, FL 34212

Richard H. Villwock, living Trust	833	833	0.01%	0.00%
8731 52nd Avenue East
Bradenton, FL 34212

Steven Villwock	93,333	13,333	0.87%	0.74%
8731 52nd Avenue East
Bradenton, FL 34211

Peter Vole	556,651	51,019	4.23%	3.76%
37 Kingscross Drive
Lincolnshire, IL 60069

Larry Waslow	32,716	5,512	0.30%	0.25%
943 Eichele Road
Perkimenville, PA 18074

Monte Weiner	44,219	25,000	0.41%	0.18%
735 Turf Road
Woodmere, NY 11581

Quang V. Wilson	140,333	28,000	1.31%	1.05%
8680 Scenic Hwy #8
Pensacola, FL 32514

C Hylton Wright	10,934	6,250	0.10%	0.04%
1234 Greenhill Road
Mt. Airy, NC 27030

Allan Woodlief	88,333	20,833	0.82%	0.63%
1017 W Orange Blossom Trail
Apopka, FL 32712

(1)	Assumes that all shares of common stock being offered pursuant to this prospectus will be resold by the selling stockholders and none will be held by the selling stockholders for their own accounts.

Only selling stockholders identified above who beneficially own the securities set forth opposite each selling stockholder’s name in the table above on the effective date of the registration statement of which this prospectus forms a part may sell those securities under the registration statement.

The shares of common stock owned by the selling stockholders may be offered and sold by means of this prospectus from time to time as market conditions permit, in the over-the-counter market, or otherwise, at prices and terms then prevailing or at prices related to the then-current market price, or in negotiated transactions. These shares may be sold by one or more of the following methods, without limitation:

•	A block trade in which a broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	Purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;

•	Ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

•	Face-to-face transactions between sellers and purchasers without a broker/dealer.

In completing sales, brokers or dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions or discounts from selling stockholders in amounts to be negotiated.

The selling stockholders and any broker/dealer who act in connection with the sale of the shares may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933, and any commissions received by them and any profit on any resale of the shares as principal might be deemed to be underwriting discounts and commissions under the Securities Act.

LiquidGolf has advised the selling stockholders that they and any securities broker/dealers or others who may be deemed to be statutory underwriters will be subject to the prospectus delivery requirements under the Securities Act of 1933. LiquidGolf has also advised each selling stockholder that in the event of a “distribution” of the shares owned by the selling stockholder, the selling stockholder, any “affiliated purchasers,” and any broker/dealer or other person who participates in the distribution may be subject to Rule 102 under the Securities Exchange Act of 1934 until their participation in that distribution is completed. Rule 102 makes it unlawful for any person who is participating in a distribution to bid for or purchase stock of the same class, as is the subject of the distribution. A “distribution” is defined in Rule 102 as an offering of securities “that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” LiquidGolf has also advised the selling stockholders that Rule 101 prohibits any “stabilizing bid” or “stabilizing purchase” for the purpose of pegging, fixing or stabilizing the price of the common stock in connection with this offering.

DESCRIPTION OF SECURITIES

We are authorized to issue 100,000,000 shares of common stock. As of January 1, 2003, we had 10,742,447 outstanding shares of common stock. Holders of common stock are each entitled to cast one vote for each share of held of record on all matters presented to stockholders.

The holders of common stock (i) have equal rights to dividends from funds legally available for the payment of dividends, when, as and if declared by our Board of Directors; (ii) are entitled to share ratably in all of our assets available for distribution to holders of common stock upon liquidation, dissolution or winding up our affairs; (iii) do not have preemptive, subscription or conversion rights, and (iv) are entitled to one non-cumulative vote per share on all matters which stockholders may vote at all meetings of stockholders.

The owners of our common stock do not have cumulative voting rights, which means that the holders of more than 50% of the outstanding common stock, voting for the election of directors, can elect all of our directors if they so choose and, in that event, the holders of the remaining common stock will not be able to elect any of our directors.

Each share of common stock is entitled to share pro rata in dividends and distributions with respect to the common stock when, as and if declared by the Board of Directors from funds legally available for that purpose. No holder of any shares of common stock has any pre-emptive right to subscribe for any of our securities. Upon dissolution, liquidation or winding up of our company, the assets will be divided pro rata on a share for share basis among holders of the shares of common stock after any required distribution to the holders of preferred stock, if any. All shares of common stock outstanding are fully paid and nonassessable.

Dividends

We have not declared any dividends since inception, and have no present intention of paying any cash dividends on our shares in the foreseeable future. The payment of dividends, if any, in the future, rests within the discretion of our Board of Directors and will depend, among other things, upon our earnings, our capital requirements and our financial condition, as well as other relevant facts.

Transfer Agent and Registrar

Madison Stock Transfer

P.O. Box 145

Brooklyn, NY 11229

Phone: (718) 627-4453

Fax: (718) 627-6341

LEGAL MATTERS

Greenberg Traurig, P.A., Orlando, Florida has advised us about the legality and validity of the shares. In connection with past legal services, Greenberg Traurig agreed to be paid partially in our common stock. All such fees are not contingent. As of January 1, 2003, Greenberg Traurig owned 875 shares of our common stock.

EXPERTS

The financial statements as of December 31, 2002 and for the years ended December 31, 2002 and 2001 included in this Prospectus and Registration Statement have been so included in reliance on the report of Tedder, James, Worden & Associates, P.A., independent auditors, given on the authority of said Firm as experts in accounting and auditing.

AVAILABLE INFORMATION

We have filed with the Securities and Exchange Commission, a registration statement on Form SB-2, including exhibits and schedules thereto, under the Securities Act with respect to the units to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all the information set forth in the registration statement and the exhibits filed with it, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information with respect to us and the shares to be sold in this offering, reference is made to the registration statement and to the exhibits filed with it. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to, are not necessarily complete. In each instance we refer you to the copy of the contracts, agreements and/or other documents filed as exhibits to the registration statement, and these statements are deemed qualified in their entirety by reference to the contract or document.

You may inspect, without charge, all or any portion of the registration statement or any reports, statements or other information we filed at the SEC’s public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of these documents may also be obtained from the SEC’s Public Reference Room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 upon payment of the prescribed fees. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

In addition, registration statements and other filings made with the SEC through its electronic data gathering, analysis and retrieval systems are publicly available through the SEC’s site located at www.sec.gov. The registration statement, including all exhibits and schedules and amendments, has been filed with the commission through the Electronic Data Gathering, Analysis and Retrieval system.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

LiquidGolf Holding Corporation

and Subsidiary

LIQUIDGOLF HOLDING CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

September 30, 2003
(UNAUDITED)
ASSETS
Current Assets
Cash	$813,367
Inventory net	245,764
Prepaid consulting fees	981,000
Other current assets	266,607

Total current assets	2,306,738
Non current portion of prepaid consulting fees	654,000
Other non current assets	51,433

Total assets	$3,012,171

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$381,670
Accrued liabilities	299,064

Total current liabilities	680,734

Non current portion of capital lease obligation	17,420

Total liabilities	698,154
Stockholders’ equity
Common stock	10,708
Additional paid in capital	37,741,390
Deferred stock compensation	(962,708)
Accumulated deficit	(34,475,373)

Total stockholders’ equity	2,314,017

Total liabilities and stockholders’ equity	$3,012,171

See accompanying notes to financial statements.

LIQUIDGOLF HOLDING CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended September 30,		Nine months ended September 30,
	2003	2002	2003	2002
	(UNAUDITED)	(UNAUDITED)	(UNAUDITED)	(UNAUDITED)
Net sales	$239,042	191,829	490,497	563,350
Cost of sales	199,766	137,298	420,557	488,618

Gross profit	39,276	54,531	69,940	74,732
Sales and marketing	12,952	5,104	232,564	29,227
General and administrative	657,554	277,998	968,580	1,196,371
Technology and content	15,003	14,997	56,927	161,352
Depreciation and amortization	3,823	26,133	10,744	54,065
Loss on disposal of property and equipment	0	56,152	0	337,454

Operating (loss)	(650,056)	(325,853)	(1,198,876)	(1,703,737)
Interest expense, net	3,559	71,198	12,070	109,173

Loss before income taxes	(653,615)	(397,051)	(1,210,946)	$(1,812,910)
Income tax expense	0	0	0	0

Net (loss)	$(653,615)	(397,051)	(1,210,946)	(1,812,910)

Basic loss per common share	$(0.08)	(2.84)	(0.15)	(12.95)

Weighted average common shares outstanding	8,599,256	139,947	8,227,125	139,947

See accompanying notes to financial statements.

LIQUIDGOLF HOLDING CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months ended September 30,
	2003	2002
	(UNAUDITED)	(UNAUDITED)
Cash Flows from Operating Activities:
Net loss	$(1,210,946)	(1,812,910)
Adjustments to reconcile net loss to net cash used in operating activities
Issuance of common stock in settlement of litigation	—	264,820
Amortization of employee stock-based compensation	172,292	—
Amortization of prepaid consulting fees	327,000	—
Depreciation and Amortization	10,744	54,065
Loss on disposal of property & equipment	—	337,454
Changes in operating assets and liabilities
(Increase) decrease in inventory	(62,338)	188,885
(Increase) decrease in other current assets	6,035	(8,447)
Decrease in other assets	—	46,890
Increase (decrease) in accounts payable	78,147	(430,910)
Increase in accrued liabilities	25,773	453,623

Net cash used in operating activities	(653,293)	(906,530)

Cash Flows from Investing Activities:
Purchase of property and equipment	(12,664)	(26,917)
Proceeds from sale of property and equipment	—	10,000

Net cash used in investing activities	(12,664)	(16,917)

Cash Flows from Financing Activities:
Proceeds from issuance of notes payable	805,310	390,000
Payments on notes payable	(120,910)	(511)
Payments on capital lease	(7,568)	(10,482)
Fees paid to issue convertible debt	(63,650)	—
Fees paid in exercise of warrants	(40,200)	—
Payment of fractional merger shares	(167)	—
Redemption of preferred stock	(69,375)	—
Collection of stock subscription receivable	50,000	—
Proceeds from sale of common stock	787,000	305,506

Net cash provided by financing activities	1,340,440	684,513

Net increase (decrease) in cash	674,483	(238,934)
Cash, beginning of period	138,884	355,266

Cash, end of period	$813,367	116,332

Supplemental Disclosure of Non Cash Investing and Financing Activities:
Conversion of Series B Preferred Stock	$14,854,395	—

Issuance of common stock in settlement of accrued liability	$87,148	—

Issuance of common stock in conversion of debt	$744,505	2,722,544

Issuance of common stock for investment banking agreement	$1,962,000	—

Issuance of common stock in restricted stock grant	$1,135,000	—

See accompanying notes to financial statements.

LIQUIDGOLF HOLDING CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

SEPTEMBER 30, 2003 AND 2002

(1)	ORGANIZATION

Formerly Nomadic Collaboration International, Inc. LiquidGolf Holding Corporation (collectively the “Company”) was incorporated on December 18, 1997 under the laws of the State of Nevada. On April 8, 2002, the Company changed its name from DP Charters, Inc. to Nomadic Collaboration International, Inc. During the year ended December 31, 2002, the Company acquired all the issued and outstanding capital stock of Omnitrix Technologies, Inc. (“Omnitrix”). The Company also incorporated a wholly owned subsidiary, Nomadic Collaboration Corporation under the laws of the Province of British Columbia, Canada, which was disposed of during the year for proceeds of $1 to a former director and officer of the Company.

On January 10, 2003, the Board of Directors of the Company approved a 150:l reverse stock split effective January 23, 2002. However, the reverse stock split contravened the Company’s Articles of Incorporation. The Company amended the Articles to remove the contraventions and gained shareholder consent for the amendments. The consolidated financial statements as of September 30, 2003 have been updated to reflect the reverse stock split.

On February 12, 2003, an Agreement and Plan of Merger was entered into by and among the Company, LGC Acquisition Company (“Acquisition Sub”) a Delaware corporation and wholly owned subsidiary of the Company, and LiquidGolf Corporation, a Delaware Corporation (“LiquidGolf Corporation”). Pursuant to the Merger Agreement, the Company agreed, among other things, to: (i) merge Acquisition Sub into LiquidGolf Corporation with LiquidGolf Corporation the surviving corporation; (ii) exchange one share of the Company’s Common Stock for every three shares of LiquidGolf Corporation common stock held by the LiquidGolf Corporation stockholders (with fractional shares paid in cash at $2.00 per share); (iii) convert, on a one-for-one basis, warrants to purchase LiquidGolf Corporation stock (the “LiquidGolf Warrants”) into warrants to purchase Nomadic Common Stock at the purchase price and on substantially the same terms set forth in the LiquidGolf Warrants; (iv) change the Company’s name to LiquidGolf Holding Corporation; (v) effect the January 10, 2003 reverse stock split; and (vi) increase the authorized shares of the Company’s Common Stock from 666,666 to 100,000,000 shares.

On May 30, 2003, the Company (then known as Nomadic Collaboration International, Inc.) closed the merger and acquired all of the issued and outstanding shares of capital stock of LiquidGolf Corporation, which thereby became a subsidiary of the Company. However, since the stockholders of LiquidGolf Corporation obtained a majority of the voting rights of the Company as a result of the transaction, the transaction was accounted for as a purchase of Nomadic Collaboration International, Inc. by LiquidGolf Corporation (a reverse acquisition in which LiquidGolf Corporation is considered the acquiror for accounting purposes). Accordingly, the financial statements of the Company for the periods prior to May 30, 2003, are those of LiquidGolf Corporation, which was incorporated on February 16, 1999. For accounting purposes, LiquidGolf Corporation is treated as a predecessor to the Company. The acquisition of the predecessor was recorded as a purchase with the assets and liabilities assumed recorded at their estimated fair values and their results of operations included in the consolidated financial statements of the Company since its date of acquisition.

LIQUIDGOLF HOLDING CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

SEPTEMBER 30, 2003 AND 2002

(1)	ORGANIZATION (continued)

The financial statements of the predecessor are presented on a combined basis. The financial data for the period after the acquisition is presented on a different cost basis from that for the financial data before the acquisition and, therefore, is not comparable.

On February 24, 2003, the Company issued a Confidential Private Offering Memorandum offering for sale, only to persons who qualify as “accredited investors” (as defined in the Memorandum), convertible promissory notes (the “Notes”) at a minimum investment increment of $1,000), for a maximum aggregate principal investment amount of $750,000. The Notes had a term of 1 year and bore interest at the rate of 8% per annum. Principal and interest were payable in full in a single payment upon maturity of the Note.

The Notes were convertible, at the option of the Company, into units (the “Units”), by dividing the total amount of principal plus accrued but unpaid interest of the Notes by the conversion price of $1.00. Each Unit consisted of one (1) share of common stock, par value $.001 per share and one (1) warrant to purchase one (1) share of common stock, at a purchase price of $1.50 per share. The warrants have a three (3) year term. Each share of common stock and warrant constituting a Unit will be immediately separable.

The Company sold the Notes in this offering through the Company’s officers and through registered broker dealers. The Notes were offered on a “best efforts” basis. There were no minimum purchase requirements and no requirement to place funds in an escrow, trust or similar account. The funds raised from this offering will be available for immediate use. The Company sold 41 notes totaling $732,500 and incurred interest expense of $12,005. The Company converted these notes into shares of the Company’s common stock on July 23, 2003.

LiquidGolf Corporation (formerly LiquidGolf.com Corporation) a wholly owned subsidiary of LiquidGolf Holding Corporation was incorporated in Delaware on February 16, 1999 and commenced operations in May 1999. LiquidGolf.Com Acquisition Corporation (“LGAC”), a wholly owned subsidiary of LiquidGolf, was incorporated in Delaware on October 13, 1999. The Company is an online community for golfers worldwide which operates an e-commerce marketplace for golf equipment and related accessories. The Company also operates a single retail location in Apopka, Florida.

On September 29, 2003 the Company completed a re-incorporation merger into a Delaware Corporation thus changing the state of incorporation from Nevada to Delaware. There were no accounting implications to this transaction.

The consolidated financial statements include the accounts and operations of LiquidGolf Holding Corporation and its wholly owned subsidiary LiquidGolf Corporation.

LIQUIDGOLF HOLDING CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

SEPTEMBER 30, 2003 AND 2002

(2)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of LiquidGolf Holding Corporation and its wholly owned subsidiary. All significant intercompany accounts and transactions are eliminated in the consolidated financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Net Loss Per Share Information

Basic and diluted loss per share is calculated by dividing net loss by the weighted-average number of common shares outstanding during the reporting period. The Company’s common stock warrants have been excluded from the diluted loss per share computation since their effect is anti-dilutive.

Advertising

Advertising consists primarily of magazine advertisements, product catalogs, trade shows and professional golfer endorsements. Costs are expensed at the time the advertisement takes place. Advertising expense is included in sales and marketing expense in the accompanying consolidated statements of operations.

Website Design Costs

Website design costs include direct costs incurred by the Company to develop and enhance the Company’s website. Website design costs are expensed as incurred. Website design cost is included in technology and content expense in the accompanying consolidated statements of operations.

LIQUIDGOLF HOLDING CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

SEPTEMBER 30, 2003 AND 2002

(2)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Stock-Based Compensation

The Company has elected to account for its stock-based compensation granted to employees in accordance with the provisions of Accounting Principles Board Opinion 25 (APB 25), Accounting for Stock Issued to Employees. Under APB 25, compensation expense is based on the difference, if any, on the date of the grant, between the fair value of the Company’s stock and the exercise price of the option. The Company discloses the information required under Statement of Financial Accounting Standards (SFAS) Statement No. 123, Accounting for Stock-Based Compensation (Statement 123). Stock issued to nonemployees is accounted for under the provisions of Statement 123 and the Emerging Issues Task Force (EITF) Consensus in Issue No. 96-18, Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with, Selling Goods or Services (EITF 96-18).

Under Statement 123, nonemployee stock-based compensation is accounted for based on the fair value of the consideration received or equity instruments issued, whichever is more readily determinable. However, Statement 123 does not address the measurement date and recognition period. EITF 96-18 states a consensus that the measurement date should be the earlier of the date at which a commitment for performance by the counterparty is reached or the date at which the counterparty’s performance is complete.

The Company’s nonemployee stock-based compensation is determined using the fair value of the Company’s equity instruments or the Black-Scholes option-pricing model.

Concentration of Risk

Financial instruments, which potentially subject the Company to concentration of credit risk, consist primarily of cash and short-term investments. Cash in excess of federally insured limits potentially subject the Company to a concentration of credit risks. Short-term investments, composed of certificates of deposit, are maintained with one financial institution and management regularly monitors maturities. Because of their short-term nature, the carrying value of all financial instruments approximates their respective fair value.

The Company purchases its inventory from a limited number of product manufacturers through the use of nonexclusive contractual agreements. The Company may not be able to renew these contracts on favorable terms, which could have a material adverse effect on the Company’s business, financial position, and results of operations.

Reclassifications

Certain prior periods’ balances have been reclassified to conform to the current year consolidated financial statement presentation. These reclassifications had no impact on previously reported consolidated results of operations or stockholders deficit.

LIQUIDGOLF HOLDING CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

SEPTEMBER 30, 2003 AND 2002

(2)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Pronouncements

In May 2003, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity.

It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity.

Management believes that the adoption of this statement will have no effect on the Company’s financial position or results of operation.

(3)	BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2003 and 2002 have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and pursuant to the rules and regulations of the Securities and Exchange Commission for Form 10-QSB. Accordingly, they do not include all the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all adjustments, consisting only of normal recurring accruals, considered necessary for a fair presentation of the Company’s financial position, results of operations, and cash flows for the periods presented.

The results of operations for the interim periods ended September 30, 2003 and 2002 are not necessarily indicative of the results to be expected for the full year. These interim consolidated financial statements should be read in conjunction with the December 31, 2002 consolidated financial statements and related notes included herein.

The Company’s consolidated financial statements have been prepared assuming the Company will continue as a going concern. LiquidGolf Corporation has experienced net losses since February 16, 1999 (date of inception), which losses have caused an accumulated deficit of $34,475,373 as of September 30, 2003. This factor, among others, raises substantial doubt about the Company’s ability to continue as a going concern.

LIQUIDGOLF HOLDING CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

SEPTEMBER 30, 2003 AND 2002

(3)	BASIS OF PRESENTATION (continued)

On February 28, 2002, LiquidGolf Corporation suspended operations due to a lack of operating capital. At that time, it was unsuccessful in its attempts to raise additional capital due to market conditions, the private capital environment, debt on the balance sheet and other factors. During the period of suspended operations, management converted a majority of the debt on the balance sheet into equity, settled legal issues, and continued to present its history of operational performance improvement and its plan for the future to prospective investors.

In early May 2002, LiquidGolf Corporation was successful in reaching an agreement with its secured note holders to convert their debt and accrued interest into common stock. With that agreement in hand, LiquidGolf Corporation was able to secure conversion from debt to equity the amounts owed to unsecured note holders. As of December 31, 2002, LiquidGolf Corporation had successfully converted all of its notes payable to common stock.

As a result of these developments, LiquidGolf Corporation secured financing through a private placement offering, which enabled it to re-launch its website on May 15, 2002. This new financing also provided funding to open LiquidGolf Corporation’s first retail location in Apopka, Florida on July 15, 2002.

Management has been able, thus far, to finance the losses, as well as the growth of the business, through a series of private placements. The Company is continuing to seek other sources of financing and attempting to increase revenues through a diversification of revenue streams within its core business of golf equipment sales. This diversification includes, but is not limited to, the traditional brick and mortar retail merchandising, as well as direct response marketing with the mass distribution of a golf equipment catalog. In addition, the Company is exploring alternate ways of generating revenues through partnerships with other businesses. Conversely, the ongoing operation and maintenance of its website is expected to result in operating losses for the foreseeable future. There are no assurances that the Company will be successful in achieving its goals.

In view of these conditions, the Company’s ability to continue as a going concern is dependent upon its ability to obtain additional financing or capital sources to meet its financing requirements, and ultimately to achieve profitable operations. Management believes that its current and future plans provide an opportunity to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that may be necessary in the event the Company cannot continue as a going concern.

LIQUIDGOLF HOLDING CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

SEPTEMBER 30, 2003 AND 2002

(4)	SERIES B REDEEMABLE PREFERRED STOCK

During July 1999, LiquidGolf Corporation began taking subscriptions for preferred stock designated as Series B Convertible Preferred Stock (Series B) to accredited investors through a private placement memorandum. As of December 31, 2002, 1,886,968 fully paid Series B shares at $8 per share had been issued. Net proceeds after subscription costs of $171,881 were $14,923,769.

On November 5, 1999, the Board of Directors designated 8,000,000 shares of $.0001 par value preferred stock as Series B. LiquidGolf was obligated to convert each Series B share into common stock if LiquidGolf raised a minimum of $10 million in an initial public offering of its common stock. Holders of Series B preferred stock would automatically convert at a rate equal to the lesser of the conversion price of $8 per share or 50% of the per share price offered to the public in a public offering. In addition, in the event of a merger with another corporation, all outstanding shares of preferred stock would be automatically converted into common stock on a share for share basis. Series B stock had the same voting rights and privileges as common stockholders and, as a class, could elect one member of the Board of Directors. Series B prohibited declaration or payment of any dividends for any class of stock as long as Series B shares were outstanding. Series B stockholders, at their option, could require LiquidGolf Corporation to redeem their shares after November 5, 2002 at 150% of their Series B stated value of $2 per share. If LiquidGolf Corporation did not have sufficient funds to redeem all of the shares for which redemption had been requested, LiquidGolf Corporation was obligated to redeem as many shares as could have been redeemed with such funds as were available and must have redeemed such shares from the holders pro rata in accordance with the number of shares each such holder had requested be redeemed.

By April 2003, LiquidGolf had received redemption request by Series B stockholders totaling 23,125 shares. The cost of the redemption was $69,375. On May 30, 2003 LiquidGolf Corporation completed a reverse merger with Nomadic Collaboration International, Inc. As a result of this merger (Note 1) all remaining 1,863,843 shares of Series B preferred stock outstanding were converted to common stock on a one for one basis.

(5)	STOCKHOLDERS’ EQUITY

Common Stock

The Board of Directors has authorized 100,000,000 shares of common stock with a par value of $.001. Each share of common stock entitles its holder to one vote on all matters submitted to vote of the stockholders. The holders of common stock do not have cumulative voting rights or preemptive rights.

In September of 2003, the Company issued 1,800,000 shares of its common stock in connection with an investment banking commitment as required by the merger agreement made by the Company after taking the necessary Board of Directors action to retain PanAmerica Capital Group, Inc. to assist the Company in all financial activities of the corporation including, but not

LIQUIDGOLF HOLDING CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

SEPTEMBER 30, 2003 AND 2002

(5)	STOCKHOLDERS’ EQUITY (continued)

limited, to capital raising, mergers and acquisitions, and future financings. The term of the agreement is two years and the compensation is 1,800,000 shares of common stock. The expenses associated with this agreement will be recognized ratably over the two-year term.

On July 23, 2003, the company notified the holders of the of the Company’s convertible notes of the Company’s intent to exercise the option to convert the notes into shares of common stock at a $1.00 per share and a warrant to purchase an equal number of shares at $1.50 per share. The warrants have an exercise price of $1.50, are exercisable at issuance, and have a contractual life of three years expiring three years from the date of the convertible note. As of July 23, 2003 the Company issued 744,505 shares of common stock and warrants for 744,505 shares of common stock in connection with the conversion.

The following is a summary of changes in stockholders equity from December 31, 2002 through September 30, 2003. Amounts have been adjusted to reflect the impact of a 150 to reverse stock split.

LIQUIDGOLF HOLDING CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

SEPTEMBER 30, 2003 AND 2002

(5)	STOCKHOLDERS’ EQUITY (continued)

Warrants for Common Stock (continued)

					Stock subscription receivable	Additional paid-in capital	Deferred stock-based employee compensation	Accumulated deficit	Total
	Preferred stock		Common stock
	Shares	Amount	Shares	Amount
Balance, December 31, 2002	418,238	42	15,264,627	1,725	(50,000)	17,911,685	0	(33,264,427)	(15,400,975)
Proceeds from stock subscription receivable					50,000				50,000
Preferred Series B Stock loss of redemption rights	1,886,968	189				14,923,581			14,923,770
Preferred Series B redeemed	(23,125)	(2)				(69,373)			(69,375)
Convert preferred stock to common stock	(2,282,081)	(229)	2,282,081	229
Issuance of common stock as a result of the merger			5,776,457	5,776		(5,776)
Payment of fractional shares as a result of the merger stock exchange rate						(167)			(167)
Recapitalization of LiquidGolf Corporation common stock			(17,330,006)	(1,734)		1,734
Issuance of employee restricted stock			1,135,000	1,135		1,133,865	(1,135,000)
Cost incurred in conjunction with the sale of convertible notes payable						(63,650)			(63,650)
Amortization of Deferred stock based compensation							172,292		172,292
Issuance of common stock in settlement of liability			11,667	12		87,136			87,148
Issuance of common stock per advertising agreement			200,000	200		217,800			218,000
Convert note payable to common stock			744,505	745		743,760			744,505
Issuance of common stock per endorsement agreements			154,615	155		154,460			154,615
Issuance of common stock in investment banking agreement			1,800,000	1,800		1,960,200			1,962,000
Warrants for common stock exercised at $1.00			463,000	463		462,537			463,000
Warrants for common stock exercised at $1.60			202,500	202		323,798			324,000
Cost incurred in conjunction with the exercise of warrants						(40,200)			(40,200)
Net loss as of Sept 30 2003								(1,210,946)	(1,210,946)

Balance, Sept 30, 2003	0	0	10,704,446	10,708	0	37,741,390	(962,708)	(34,475,373)	2,314,017

LIQUIDGOLF HOLDING CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

SEPTEMBER 30, 2003 AND 2002

(5)	STOCKHOLDERS’ EQUITY (continued)

Warrants for Common Stock

In 1999, LiquidGolf Corporation issued post-stock-split fully-vested warrants to purchase 37,500, 31,250, and 31,250 shares of common stock to certain investors for services provided at an exercise price of $8, $12, and $16 per share, respectively. The warrants are not exercisable until one year after the IPO of LiquidGolf Corporation’s common stock and have a contractual life of four years expiring in October 2003.

In 2000, LiquidGolf Corporation granted, to a Company related by stock ownership, a warrant as payment for consulting services, containing the right to purchase up to 25,000 post-stock split shares with an exercise price of $8 per share.

In 2000, LiquidGolf Corporation issued post-stock split fully vested warrants to purchase 381,000 shares of Common Stock to certain investors in conjunction with notes payables issued by LiquidGolf Corporation. The warrants have an exercise price of $4, are exercisable at issuance, and have a contractual life of three years expiring in August of 2003. In August of 2003, the Company issued to the holders of these expired warrants, fully vested warrants to purchase 952,500 shares of common stock. The warrants have an exercise price of $1.60, are exercisable at issuance and expire on September 12, 2003. As of September 12, 2003, 202,500 shares were sold in connection with these warrants for net proceeds of $308,800.

In 2001, LiquidGolf Corporation issued fully vested warrants to purchase 100,000 shares of common stock to a certain investor in conjunction with a note payable issued by LiquidGolf Corporation. The warrants have an exercise price of $1.00, are exercisable at issuance, and have a contractual life of two years expiring in December of 2003.

In 2002, LiquidGolf Corporation issued fully vested warrants in two classes to purchase 1,220,000 shares of common stock in a Class A warrant and 1,220,000 shares of common stock in a Class B warrant. These warrants are issued in connection with a certain Confidential Private Offering Memorandum dated April 16, 2002. These Class A and Class B warrants have an exercise price of $1.00 and $1.50 respectively, are exercisable at issuance and have a contractual life of five years with the last of the warrants expiring in May of 2007. In September of 2003, 63,000 shares were sold under the Class A warrant. In addition 160,000 Class A warrant shares and 160,000 Class B warrant shares were surrendered for a warrant to purchase 400,000 shares of common stock at an exercise price of $1.00 and was immediately exercised. A total of 463,000 shares were sold for a net proceeds of $438,000.

In 2003 the Company, in connection with the merger, the Company issued warrants as described above in substantially the same terms. As of September 30, 2003 the number of warrants described above outstanding and exercisable are 2,282,000.

LIQUIDGOLF HOLDING CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

SEPTEMBER 30, 2003 AND 2002

(5)	STOCKHOLDERS’ EQUITY (continued)

Warrants for Common Stock (continued)

On July 23, 2003 the company notified the holders of the of the Company’s convertible notes of the Company’s intent to exercise the option to convert the notes into shares of common stock at a $1.00 per share and a warrant to purchase an equal number of shares at $1.50 per share. The warrants have an exercise price of $1.50, are exercisable at issuance, and have a contractual life of three years expiring three years from the date of the convertible note. As of July 23, 2003 the Company issued 744,505 warrants for 744,505 shares of common stock in connection with the conversion. As of September 30, 2003 the total warrants issued were 3,026,505.

LiquidGolf Holding Corporation

Warrants for Common Stock

As of September 30, 2003

Year	Warrant Type	Warrant Shares	Exercise Price	Expiration Date	Net Proceeds
2000	Investors services warrants	37,500	$8.00	March-05
	Investors services warrants	31,250	12.00	March-05
	Investors services warrants	31,250	16.00	March-05

	Total investor services	100,000
	Consulting Services warrants	25,000	8.00	June-05
	Notes payable warrants	381,000	4.00	August-03
2003	Notes payable warrants expired	(381,000)

	Total 2000 warrants outstanding	125,000
2001	Notes payable warrants	100,000	1.00	December-03
2002	Class A Warrants	1,220,000	1.00	May-07
2003	Class A Warrants cancelled	(160,000)
2003	Class A Warrants exercised	(63,000)	1.00		$63,000

	Total Class A Warrants outstanding	997,000
2002	Class B Warrants	1,220,000	1.50	May-07
	Class B Warrants cancelled	(160,000)

	Total Class B Warrants outstanding	1,060,000
2003	Notes payable warrants	952,500	1.60	September-03
	Notes payable warrants exercised	(202,500)			308,800
	Notes payable warrants expired	(750,000)

	Total Notes payable warrants outstanding	—
	Convertible Notes Payable warrants	744,505	1.50	June-03
	Warrants issued for cancelled warrants	400,000	1.00	September-03
	Warrants issued for cancelled warrants exercised	(400,000)			375,000

	Total warrants issued for cancelled warrants outstanding	—
	Total Warrants outstanding	3,026,505

	Total proceeds from warrants exercised				$746,800

LIQUIDGOLF HOLDING CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

SEPTEMBER 30, 2003 AND 2002

(5)	STOCKHOLDERS’ EQUITY (continued)

Preferred Stock

On June 2, 1999, the Board of Directors designated 1,700,000 shares of $.0001 par value preferred stock as Series A Convertible Preferred Stock (“Series A”). Each Series A share must be converted into one share of common stock if the Company raises a minimum of $10 million in an initial public offering of its common stock. Series A has the same voting rights and privileges as common stock, and stockholders are entitled to receive noncumulative dividends, if declared, at the rate of $01 per share per annum. As of December 31, 2002, dividends have not been declared on Series A shares.

On November 5, 1999, the Board of Directors designated 5,000,000 shares of $.0001 par value preferred stock as Series C Convertible Preferred Stock (“Series C”). Series C was to convert into common stock if the Company raised a minimum of $10 million in an initial public offering of its common stock. Holders of Series C preferred stock were to automatically convert at a rate equal to the lesser of the conversion price of $26 per share or 50% of the per share price offered to the public in a public offering. Series C stockholders had the same voting rights and privileges as common stockholders.

Series C stockholders were entitled to vote, as a class, to elect one member of the Board of Directors. Series C prohibited declaration or payment of any dividends for any class of stock as long as Series B and Series C shares were outstanding. Series C stockholders, at their option, could have required the Company to redeem their shares after November 5, 2002 at 150% of its stated value of $26 per share. If the Company did not have sufficient funds to redeem all of the shares for which redemption was requested, the Company was to redeem as many shares as may be redeemed with such funds as were available and was to redeem such shares from the holders pro rata in accordance with the number of shares each such holder has requested be redeemed.

In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company, as defined, on a pro rata basis, an amount equal to $67 per share for Series A and $2.50 per share for Series B would be paid from the assets of the Company available for distribution before any such payments would be made on any shares of the Company’s common shares. Aggregate liquidation preference for Series A and Series B is $280,219 and $4,717,420, respectively. At any time after November 5, 2002, each holder of Series B preferred stock may require that the Company redeem all or any portion of his or her then-outstanding shares of Series B preferred stock at a price equal to 150% of the stated value. As of December 31, 2002, the Company had 1,886,968 Series B shares issued and outstanding, resulting in a $5,660,904 liability to the company if all of the shares were redeemed. As of May 30, 2003, the Company has been contacted by nine Series B stockholders holding 23,125 shares (aggregate redemption value of $69,375) requesting redemption of their shares.

LIQUIDGOLF HOLDING CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

SEPTEMBER 30, 2003 AND 2002

(5)	STOCKHOLDERS’ EQUITY (continued)

Preferred Stock

As of September 30, 2003 the Company had redeemed all 23,125 shares.

(6)	STOCK BASED COMPENSATION

LiquidGolf cancelled the 1999 Stock Option Plan on January 15, 2003 as a requirement of the merger agreement with Nomadic Collaboration International, Inc.

On June 10, 2003, the Board of Directors adopted the LiquidGolf Holding Corporation 2003 Restricted Stock Plan (the “2003” Plan”) and recommended that it be submitted to our stockholders for their approval at the 2003 Annual Meeting. The terms of the 2003 Plan provide for grants of restricted stock awards.

Under the 2003 Plan, the total number of shares of common stock that may be subject to the granting of Awards during the term of the 2003 Plan shall be equal to 1,500,000 shares. Shares with respect to which awards previously granted thereunder that are forfeited or cancelled or terminated are returned to the plan and may be reissued. As of September 30, 2003, 1,135,000 shares have been issued under this Plan.

(7)	EMPLOYMENT AGREEMENT

On May 29, 2003 the Company entered into an employment agreement with its Chief Executive Officer. The agreement commenced on May 29, 2003 and expires on December 31, 2005 but shall be automatically extended for two additional years unless written notice is given by either party 90 days prior to expiration. The agreement includes the payment of a base salary of $90,000, an incentive compensation bonus equal to 100% of the base salary, based on revenue growth targets, and a restricted stock grant of 1,000,000 shares of common stock. However, the executive must be employed by the Company for a minimum of two years from the date of the agreement in order to take delivery of the shares. The cost of these shares is being amortized ratably over the twenty-month employment agreement.

LIQUIDGOLF HOLDING CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

SEPTEMBER 30, 2003 AND 2002

(8)	OTHER MATTERS

On June 23, 2003, the Company signed a letter of intent (the “Letter”) to acquire R G Golf, Inc. R G Golf owns the URL GolfWarehouse.com. Under the terms of the Letter, the Company will acquire all the outstanding shares of R G Golf, Inc. for 300,000 shares of the Company’s common stock. As additional consideration the Company will pay the shareholders of R G Golf, Inc. 50% of the net profits from the operation of the web site GolfWarehouse.com for 24 months from the time the Company takes over the operation of the web site.

The Letter also provides that the shareholders of R G Golf at their option may unwind the transaction or receive additional shares if the Company does not meet certain revenue and stock price targets within 24 months of the closing of the transaction.

On August 13, 2003, the Company entered in to a non-binding Letter of intent to acquire Best Value Golf Inc., the parent company of Golfgods.com, the closing of this transaction is dependent upon a number of conditions including, but not limited to, satisfactory results of the Company’s due diligence investigation.

The Company has issued two separate Letters of Credit in favor of two separate suppliers in a total amount of $35,000. These Letters of Credit have an open term and can be cancelled by the company with notice and with full payment to the suppliers. These Letters of Credit are collateralized by certificates of deposits that are accounted for as other current assets in the Consolidated Balance Sheet.

TEDDER, JAMES, WORDEN & ASSOCIATES, P.A.

CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS ADVISORS

AN INDEPENDENTLY OWNED MEMBER OF THE RSM MCGLADREY NETWORK

Independent Auditors’ Report

To the Board of Directors and Stockholders of

LIQUIDGOLF CORPORATION and Subsidiary:

We have audited the accompanying consolidated balance sheet of LIQUIDGOLF CORPORATION and Subsidiary (the “Company”) as of December 31, 2002, and the related consolidated statements of operations, stockholders’ deficit, and cash flows for the years ended December 31, 2002 and 2001. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LIQUIDGOLF CORPORATION and Subsidiary as of December 31, 2002, and the results of their operations and their cash flows for the years ended December 31, 2002 and 2001 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has incurred net losses and negative cash flows from operations since inception. These factors, and the need for additional financing in order for the Company to meet its business plans, raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also discussed in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Orlando, Florida

January 29, 2003

LIQUIDGOLF CORPORATION AND SUBSIDIARY

Consolidated Balance Sheet

December 31, 2002

Assets
Current assets:
Cash and cash equivalents	$137,871
Investments - certificates of deposit	35,000
Inventories	183,426
Prepaid expenses and other current assets	19,445

Total current assets	375,742
Property and equipment, net	33,276
Other assets	16,433

Total assets	$425,451

Liabilities and Stockholders’ Deficit
Current liabilities:
Accounts payable	$225,178
Accrued expenses	363,774
Current portion of capital lease obligation	10,176
Deferred revenue	6,917

Total current liabilities	606,045
Capital lease obligation, long term	19,530

Total liabilities	625,575
Commitments and contingencies
Series B redeemable preferred stock	14,923,770
Stockholders’ deficit:
Series A preferred stock, voting and convertible, par value $.0001, 1,700,000 shares authorized, 418,236 issued and outstanding	42
Common stock, $.0001 par value, 50,000,000 shares authorized; 15,047,925 shares issued and outstanding	1,505
Stock subscription receivable	(50,000)
Additional paid-in capital	16,259,932
Accumulated deficit	(31,335,373)

Total stockholders’ deficit	(15,123,894)

Total liabilities and stockholders’ deficit	$425,451

See Accompanying Notes to Financial Statements

LIQUIDGOLF CORPORATION AND SUBSIDIARY

Consolidated Statement of Operations

December 31, 2002 and 2001

	2002	2001
Net sales	$639,364	5,027,579
Cost of sales	554,113	4,036,897

Gross profit	85,251	990,682
Operating expenses:
Sales and marketing	17,733	322,114
General and administrative (inclusive of noncash stock-based employee compensation of $32,500 in the year ended December 31, 2001)	957,813	1,799,753
Technology and content	61,422	244,582
Depreciation and amortization	51,795	171,686

Total operating expenses	1,088,763	2,538,135

	(1,003,512)	(1,547,453)
Other income (expense):
Interest income	2,319	21,850
Interest expense	(105,894)	(253,962)
Loss on disposal of property and equipment	(337,454)	(1,020)
Gain on extinguishment of debt	2,722,544	—

Net other income (expense)	2,281,515	(233,132)

Net income (loss)	$1,278,003	(1,780,585)

Net income (loss) per share - basic and diluted	$0.19	(0.45)

Weighted average shares used in calculating basic and diluted income (loss) per share	6,795,044	3,946,698

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

LIQUIDGOLF CORPORATION AND SUBSIDIARY

Consolidated Statement of Stockholder’s Deficit

December 31, 2002 and 2001

					Stock subscription receivable	Additional paid-in capital	Deferred stock-based employee compensation	Accumulated deficit	Total
	Preferred stock		Common stock
	Shares	Amount	Shares	Amount
Balance, December 31, 2000	780,738	$78	3,946,698	$395	$—	$14,273,043	$(32,500)	$(30,832,791)	$(16,591,775)
Amortization of stock-based employee compensation	—	—	—	—	—	—	32,500	—	32,500
Net loss	—	—	—	—	—	—	—	(1,780,585)	(1,780,585)

Balance, December 31, 2001	780,738	78	3,946,698	395	—	14,273,043	—	(32,613,376)	(18,339,860)
Conversion of notes payable into common stock	—	—	4,046,227	404	—	404,288	—	—	404,692
Issuance of common stock in settlement of litigation	—	—	490,000	49	—	264,771	—	—	264,820
Proceeds from the issuance of common stock	—	—	6,565,000	657	(50,000)	804,349	—	—	755,006
Conversion of founding stock-holder’s deferred compensation into capital	—	—	—	—	—	145,000	—	—	145,000
Retirement of preferred stock and forgiveness of debt resulting from unwinding of Spider Golf acquisition	(362,502)	(36)	—	—	—	368,481	—	—	368,445
Net income	—	—	—	—	—	—	—	1,278,003	1,278,003

Balance, December 31, 2002	418,236	$42	15,047,925	$1,505	$(50,000)	$16,259,932	$—	$(31,335,373)	$(15,123,894)

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

LIQUIDGOLF CORPORATION AND SUBSIDIARY

Consolidated Statements of Cash Flows

December 31, 2002 and 2001

	2002	2001
Cash flows from operating activities:
Net income (loss)	$1,278,003	(1,780,585)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Amortization of employee stock-based compensation	—	32,500
Depreciation and amortization	51,795	171,686
Gain on extinguishment of debt	(2,722,544)	—
Issuance of common stock in litigation settlement	264,820	—
Loss on disposal of property and equipment	337,454	1,020
Changes in operating assets and liabilities:
Inventories	222,366	633,832
Prepaid expenses and other current assets	(13,138)	37,344
Other assets	63,953	75,000
Accounts payable	(537,146)	(556,052)
Accrued expenses	363,248	181,853
Deferred revenue	(72,256)	25,240

Net cash used in operating activities	(763,445)	(1,178,162)
Cash flows from investing activities:
Purchase of investments	(35,000)	—
Maturity of investments	—	37,854
Purchase of property and equipment	(4,779)	(308)
Proceeds from sale of property and equipment	10,000	—

Net cash provided by (used in) investing activities	(29,779)	37,546
Cash flows from financing activities:
Proceeds from issuance of notes payable	—	1,030,000
Payments on notes payable to investors	(40,000)	—
Fee paid to convert notes payable to common stock	(34,500)	—
Payments on capital lease obligations	(3,366)	(13,975)
Proceeds from sale of common stock	755,006	—

Net cash provided by financing activities	677,140	1,016,025

Net decrease in cash and cash equivalents	(116,084)	(124,591)
Cash and cash equivalents, beginning of year	253,955	378,546

Cash and cash equivalents, end of year	$137,871	253,955

See Accompanying Notes to Financial Statements

LIQUIDGOLF CORPORATION AND SUBSIDIARY

Consolidated Statements of Cash Flows, Continued

December 31, 2002 and 2001

	2002	2001
Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$2,341	2,957

Income taxes	$—	—

Noncash investing and financing activities:
Conversion of notes payable and accrued interest into common stock	$404,692	—

Forgiveness of note payable and related accrued interest	$368,445	—

Retirement of Series C preferred stock	$36	—

Forgiveness of accrued bonus payable	$145,000	—

Application of lease deposit to accrued rent	$17,938	—

Stock subscription received for common stock	$50,000	—

See Accompanying Notes to Financial Statements

LIQUIDGOLF CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2002 and 2001

(1)	Organization

LIQUIDGOLF CORPORATION (LIQUIDGOLF) (formerly LiquidGolf.com Corporation) was incorporated in Delaware on February 16, 1999 and commenced operations in May 1999. LiquidGolf.Com Acquisition Corporation (LGAC), a wholly-owned subsidiary of LIQUIDGOLF CORPORATION, was incorporated in Delaware on October 13, 1999. The Company is an online community for golfers worldwide which operates an e-commerce marketplace for golf equipment and related accessories. The Company also operates a single retail location in Apopka, Florida.

The consolidated financial statements include the accounts and operations of LIQUIDGOLF CORPORATION and its wholly-owned subsidiary LiquidGolf.com Acquisition Corporation (collectively referred to herein as the Company).

(2)	Summary of Significant Accounting Policies

(a)	Principles of Consolidation

The consolidated financial statements include the accounts of LIQUIDGOLF CORPORATION and its wholly-owned subsidiary. All significant intercompany accounts and transactions are eliminated in the consolidated financial statements.

(b)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c)	Revenue Recognition

Revenue is earned by the Company from the sale of golf equipment and related accessories through its online retail store and its retail location. Online merchandise revenue is recognized upon the shipment of the merchandise, which occurs only after credit card authorization is obtained. Customers are allowed to return items for credit within 14 days of purchase. The Company provides for estimated returns at the time of shipment based on historical data. For the years ended December 31, 2002 and 2001, no allowance for returns was recorded because the calculated amounts were immaterial.

LIQUIDGOLF CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2002 and 2001

(2)	Summary of Significant Accounting Policies, Continued

(d)	Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents.

(e)	Investments

The Company’s investments, consisting of certificates of deposit that have an original maturity of one year, are carried at cost, which approximates market.

(f)	Inventories

Inventories are stated at the lower of cost or market, determined using the average cost method. Inventories are reviewed periodically and items considered to be slow moving are written down to their estimated net realizable value.

(g)	Property and Equipment

Property and equipment are carried at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, which range from three to seven years. Major replacements and improvements that extend the useful lives of property and equipment are capitalized. Routine maintenance and repairs are charged to expense when incurred.

(h)	Impairment of Long-Lived Assets

The carrying values of noncurrent assets are reviewed if the facts and circumstances indicate a potential impairment of their carrying values. Management evaluates the recoverability of the net carrying value of its property and equipment and identifiable intangibles by comparing the carrying values to the estimated future undiscounted cash flows. A deficiency in these cash flows relative to the carrying amounts is an indication of the need for a write-down due to impairment. The impairment write-down would be the difference between the carrying amounts and the fair value of these assets. Any loss on impairment would be recognized by a charge to earnings in the period identified.

LIQUIDGOLF CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2002 and 2001

(2)	Summary of Significant Accounting Policies, Continued

(i)	Income Taxes

The Company accounts for income taxes utilizing the asset and liability method. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enacted date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

(j)	Net Loss Per Share Information

Basic and diluted loss per share is calculated by dividing net loss by the weighted-average number of common shares outstanding during the reporting period. The Company’s common stock warrants, convertible preferred stock, and stock options have been excluded from the diluted loss per share computation since their effect is anti-dilutive.

(k)	Advertising

Advertising consists primarily of magazine advertisements, product catalogs, and trade shows. All costs are expensed at the time the first advertisement takes place. Advertising expense for the years ended December 31, 2002 and 2001 totaled $8,141 and $103,244, respectively, and is included in sales and marketing expense in the accompanying consolidated statements of operations.

(l)	Website Design Costs

Website design costs include direct costs incurred by the Company to develop and enhance the Company’s website. Website design costs are expensed as incurred and totaled $36,449 and $90,795 for the years ended December 31, 2002 and 2001, respectively. These amounts are included in technology and content expense in the accompanying consolidated statements of operations.

LIQUIDGOLF CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2002 and 2001

(2)	Summary of Significant Accounting Policies, Continued

(m)	Stock-Based Compensation

The Company has elected to account for its stock-based compensation granted to employees in accordance with the provisions of Accounting Principles Board Opinion 25 (APB 25), Accounting for Stock Issued to Employees. Under APB 25, compensation expense is based on the difference, if any, on the date of the grant, between the fair value of the Company’s stock and the exercise price of the option. The Company discloses the information required under Statement of Financial Accounting Standards (SFAS) Statement No. 123, Accounting for Stock-Based Compensation (Statement 123). Stock issued to nonemployees is accounted for under the provisions of Statement 123 and the Emerging Issues Task Force (EITF) Consensus in Issue No. 96-18, Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with, Selling Goods or Services (EITF 96-18).

Under Statement 123, nonemployee stock-based compensation is accounted for based on the fair value of the consideration received or equity instruments issued, whichever is more readily determinable. However, Statement 123 does not address the measurement date and recognition period. EITF 96-18 states a consensus that the measurement date should be the earlier of the date at which a commitment for performance by the counterparty is reached or the date at which the counterparty’s performance is complete.

The Company’s nonemployee stock-based compensation is determined using the fair value of the Company’s equity instruments or the Black-Scholes option-pricing model.

(n)	Concentration of Risk

Financial instruments, which potentially subject the Company to concentration of credit risk, consist primarily of cash and cash equivalents and short-term investments. Cash and cash equivalents in excess of federally insured limits potentially subject the Company to a concentration of credit risks. Short-term investments, composed of certificates of deposit, are maintained with one financial institution and maturities are regularly monitored by management. Because of their short-term nature, the carrying value of all financial instruments approximates their respective fair value.

The Company purchases its inventory from a limited number of product manufacturers through the use of nonexclusive contractual agreements. The Company may not be able to renew these contracts on favorable terms, which could have a material adverse effect on the Company’s business, financial position, and results of operations.

LIQUIDGOLF CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2002 and 2001

(2)	Summary of Significant Accounting Policies, Continued

(o)	Reclassifications

Certain prior periods’ balances have been reclassified to conform with the current year consolidated financial statement presentation. These reclassifications had no impact on previously reported consolidated results of operations or stockholders’ deficit.

(p)	Recent Pronouncements

In April 2002, the Financial Accounting Standards Board (FASB) issued Statement No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. This newly issued standard rescinds SFAS 4, Reporting Gains and Losses from Extinguishment of Debt-an amendment of APB Opinion No. 30, which required all gains and losses from the extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, the criteria set forth by APB Opinion 30 will now be used to classify those gains and losses. SFAS 145 also amends SFAS 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. In addition, SFAS 145 amends other existing authoritative pronouncements to make various technical corrections, clarify meanings or describe their applicability under changed conditions. For the provisions related to the rescission of SFAS 4, SFAS 145 is effective for the Company beginning in fiscal year 2004. The remaining provisions of SFAS 145 are effective for the Company in fiscal year 2003. The Company does not expect the adoption of SFAS 145 to have a material impact on its consolidated financial statements.

In June 2002, the FASB issued Statement No. 146, Accounting for Costs Associated with Exit or Disposal Activities. This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Prior guidance required that a liability for an exit cost be recognized at the date of an entity’s commitment to an exit plan. This Statement also establishes that fair value is the objective for initial measurement of the liability. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The Company does not expect the adoption of SFAS 146 to have a material impact on its consolidated financial statements.

LIQUIDGOLF CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2002 and 2001

(3)	Basis of Presentation

The Company’s consolidated financial statements have been prepared assuming the Company will continue as a going concern. The Company has experienced net losses since February 16, 1999 (date of inception), which losses have caused an accumulated deficit of $31,335,373 as of December 31, 2002. In addition, the Company has consumed cash in its operating activities of approximately $763,000 and $1,178,000 for the years ended December 31, 2002 and 2001, respectively. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern.

On February 28, 2002, the Company suspended operations due to a lack of operating capital. At that time, it was unsuccessful in its attempts to raise additional capital due to market conditions, the private capital environment, debt on the balance sheet and other factors. During the period of suspended operations, management converted a majority of the debt on the balance sheet into equity, settled legal issues, and continued to present its history of operational performance improvement and its plan for the future to prospective investors.

In early May 2002, the Company was successful in reaching an agreement with its secured note holders to convert their debt and accrued interest into common stock. With that agreement in hand, the Company was able to secure conversion from debt to equity the amounts owed to unsecured note holders. As of December 31, 2002, the Company had successfully converted all of its notes payable to common stock.

As a result of these developments, the Company secured financing through a private placement offering, which enabled it to re-launch its website on May 15, 2002. This new financing also provided funding to open the Company’s first retail location in Apopka, Florida on July 15, 2002.

Management has been able, thus far, to finance the losses, as well as the growth of the business, through a series of private placements. The Company is continuing to seek other sources of financing and attempting to increase revenues through a diversification of revenue streams within its core business of golf equipment sales. This diversification includes, but is not limited to, the traditional “brick and mortar” retail merchandising, as well as direct response marketing with the mass distribution of a golf equipment catalog. In addition, the Company is exploring alternate ways of generating revenues through partnerships with other businesses. Conversely, the ongoing development and maintenance of its website is expected to result in operating losses for the foreseeable future. There are no assurances that the Company will be successful in achieving its goals.

LIQUIDGOLF CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2002 and 2001

(3)	Basis of Presentation, Continued

In view of these conditions, the Company’s ability to continue as a going concern is dependent upon its ability to obtain additional financing or capital sources, to meet its financing requirements, and ultimately to achieve profitable operations. Management believes that its current and future plans provide an opportunity to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that may be necessary in the event the Company cannot continue as a going concern.

(4)	Acquisition

On November 5, 1999, the Company acquired all of the outstanding common stock of Spider Golf, Inc. (Spider) from its owners (the Sellers) for consideration consisting of a $1,300,000 note (10% interest) and 362,500 shares of $.0001 par value Series C preferred stock with a stated value of $26 per share. Spider owns and operates GolfStore.com (GolfStore), a website engaged in the business of marketing and selling golf and related equipment.

The Spider acquisition was accounted for under the purchase method of accounting and, accordingly, the results of operations of Spider beginning on November 5, 1999 are included in the Company’s consolidated financial statements. Spider had nominal net assets at the acquisition date; accordingly, the $13,837,186 cost of the acquisition, including $58,373 of direct acquisition costs for professional fees, was allocated to goodwill, which was to be amortized over three years.

Management’s subsequent analysis of goodwill recoverability in May 2000 indicated that the undiscounted cash flows from Spider would be less than the carrying value of related goodwill. Accordingly, the Company recognized an asset impairment loss representing unamortized goodwill of $11,146,622 as of May 31, 2000.

In connection with the acquisition of Spider, the Company entered into a consulting agreement with one of the Sellers to provide transition and marketing services over a two-year period. The agreement obligates the Company to a total of $200,000, payable in monthly installments, of which $8,333 and $100,000 had been paid for the years ended December 31, 2002 and 2001, respectively

LIQUIDGOLF CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2002 and 2001

(4)	Acquisition, Continued

During 2000, the Company and the Sellers amended the November 5, 1999 purchase agreement. Under the terms of the amended agreement, the Sellers agreed, after giving effect for the 1 for 4 reverse stock split, that their shares would convert on a one to one basis into shares of the Company’s common stock. Additionally, the Company agreed to pay the Sellers the remaining $300,000 as the final payment on the promissory note within five days of the close of the Company’s IPO and to extend the consulting agreement with one of the Sellers for an additional year. The Sellers also agreed to remove their Put option, which would have required the Company to buy back their Series C preferred stock at a price of $40.00 per share.

By letter agreement dated February 19, 2002, the agreement and plan of merger, which covered this acquisition, was terminated. In addition, the related consulting agreement was also terminated. As a result of this termination, the Company recorded a capital contribution of $368,445 which represented the cancellation of the promissory note and related accrued interest which was to have been paid to Spider, and the Company returned the GolfStore website to Spider. Additionally, Spider returned the Series C preferred stock to the Company and the Company subsequently retired it.

(5)	Property and Equipment

Property and equipment consist of the following as of December 31, 2002:

Computer and equipment	$52,541
Furniture and fixtures	4,779

57,320
Less accumulated depreciation	(24,044)

$33,276

Depreciation expense charged to operations was $51,795, and $171,686 for the years ended December 31, 2002 and 2001, respectively.

LIQUIDGOLF CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2002 and 2001

(6)	Capital Lease Obligation

The Company leases certain equipment under an agreement that is classified as a capital lease. The cost of the equipment under this capital lease is included in the balance sheet as computer and equipment and was $50,541 at December 31, 2002. Accumulated amortization of the leased equipment at December 31, 2002 was $22,744. Amortization of the asset under the capital lease amounted to $10,108 for the years ended December 31, 2002 and 2001.

The future minimum lease payments required under the capital lease and the present value of the net minimum lease payments are as follows:

Year ending December 31:
2003	$11,859
2004	11,859
2005	8,894

32,612
Less: amount representing interest	(2,906)

Present value of capital lease obligation	29,706
Less: current portion	(10,176)

Capital lease obligation, long term	$19,530

(7)	Accrued Expenses

Accrued expenses consist of the following as of December 31, 2002:

Legal and professional fees	$346,504
Other	17,270

$363,774

LIQUIDGOLF CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2002 and 2001

(8)	Income Taxes

No provision for current federal or state income taxes was made due to the taxable losses for the years ended December 31, 2002 and 2001.

The deferred income tax assets and liabilities are comprised of the following as of December 31, 2002:

Deferred tax assets:
Net operating loss carryforward	$11,760,359
Start-up costs	43,813
Other	6,562

Gross deferred tax assets	11,810,734

Deferred tax liabilities:
Depreciation	(7,989)

Net deferred tax assets	11,802,745
Valuation allowance	(11,802,745)

$—

Because of the Company’s lack of earnings history, the deferred tax assets have been fully offset by a valuation allowance. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during those periods that the temporary differences become deductible.

The Company’s net operating loss carryforward for federal and state income tax purposes at December 31, 2002 is approximately $31,253,000. If not used, the net operating loss carryforward will expire at various times from 2019 through 2022. U.S. tax rules impose limitations on the use of net operating losses and tax credits following certain defined changes in stock ownership. The Company has not completed the complex analysis required by the Internal Revenue Code to determine if an ownership change has occurred. If such a change were deemed to have occurred, the limitation could reduce or eliminate the amount of these benefits that would be available to offset future taxable income each year, starting with the year of ownership change.

LIQUIDGOLF CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2002 and 2001

(9)	Series B Redeemable Preferred Stock

During July 1999, the Company began taking subscriptions for preferred stock designated as Series B Convertible Preferred Stock (Series B) to accredited investors through a private placement memorandum. As of December 31, 2002, 1,886,968 fully-paid Series B shares at $8 per share had been issued. Net proceeds after subscription costs of $171,881 were $14,923,769.

On November 5, 1999, the Board of Directors designated 8,000,000 shares of $.0001 par value preferred stock as Series B. Each Series B share must be converted into common stock if the Company raises a minimum of $10 million in an initial public offering of its common stock. Holders of Series B preferred stock will automatically convert at a rate equal to the lesser of the conversion price of $8 per share or 50% of the per share price offered to the public in a public offering. Series B stock has the same voting rights and privileges as common stockholders and, as a class, can elect one member of the Board of Directors. Series B prohibits declaration or payment of any dividends for any class of stock as long as Series B shares are outstanding. Series B stockholders, at their option, can require the Company to redeem their shares after November 5, 2002 at 150% of its stated value of $2 per share. If the Company does not have sufficient funds to redeem all of the shares for which redemption has been requested, the Company shall redeem as many shares as may be redeemed with such funds as are available and shall redeem such shares from the holders pro rata in accordance with the number of shares each such holder has requested be redeemed.

(10)	Stockholders’ Deficit

Common Stock

The Board of Directors has authorized 50,000,000 shares of common stock with a par value of $.0001. Each share of common stock entitles its holder to one vote on all matters submitted to vote of the stockholders. The holders of common stock do not have cumulative voting rights or preemptive rights. Dividends cannot be declared on common stock if any Series B Convertible Preferred Stock is outstanding.

(a)	Founders’ Shares

On or about February 16, 1999 (date of inception), 3,622,506 shares of common stock, $.0001 par value, considered founders’ shares, were sold for cash at par to the initial founders of the Company in the earliest stages of the Company’s development.

LIQUIDGOLF CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2002 and 2001

(10)	Stockholders’ Deficit, Continued

Common Stock, Continued

(b)	Completion of Private Placement Offering

In November 2002, the Company completed a private placement offering in which it sold 5,345,000 shares of common stock at a price of $0.10 per share. Net proceeds from the offering were $484,500.

(c)	Warrants for Common Stock

In 1999, the Company issued post-stock-split fully-vested warrants to purchase 37,500, 31,250, and 31,250 shares of common stock to certain investors for services provided at an exercise price of $8, $12, and $16 per share, respectively. The warrants are not exercisable until one year after the IPO of the Company’s common stock and have a contractual life of four years expiring in October 2003.

In 2000, the Company granted, to a Company related by stock ownership, a warrant as payment for consulting services, containing the right to purchase up to 25,000 post-stock split shares with an exercise price of $8 per share.

In 2000, the Company issued post-stock split fully-vested warrants to purchase 381,000 shares of Common Stock to certain investors in conjunction with notes payables issued by the Company. The warrants have an exercise price of $4, are exercisable at issuance, and have a contractual life of three years expiring in August of 2003.

In 2002, the Company issued fully vested warrants in two classes to purchase 1,220,000 shares of Common Stock in a Class A Warrant and 1,220,000 shares of Common Stock in a Class B Warrant. These warrants are issued in connection with a certain Confidential Private Offering Memorandum dated April 16, 2002. These Class A and Class B Warrants have an exercise price of $1.00 and $1.50 respectively, are exercisable at issuance and have a contractual life of five years with the last of the warrants expiring in May of 2007.

Preferred Stock

On June 2, 1999, the Board of Directors designated 1,700,000 shares of $.0001 par value preferred stock as Series A Convertible Preferred Stock (Series A). Each Series A share must be converted into one share of common stock if the Company raises a minimum of $10 million in an initial public offering of its common stock. Series A has the same voting rights and privileges as common stock, and stockholders are entitled to receive noncumulative dividends, if declared, at the rate of $.01 per share per annum. As of December 31, 2002, dividends have not been declared on Series A shares.

LIQUIDGOLF CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2002 and 2001

(10)	Stockholders’ Deficit, Continued

Preferred Stock, Continued

On November 5, 1999, the Board of Directors designated 5,000,000 shares of $.0001 par value preferred stock as Series C Convertible Preferred Stock (Series C). Series C was to convert into common stock if the Company raised a minimum of $10 million in an initial public offering of its common stock. Holders of Series C preferred stock were to automatically convert at a rate equal to the lesser of the conversion price of $26 per share or 50% of the per share price offered to the public in a public offering. Series C stockholders had the same voting rights and privileges as common stockholders.

Series C stockholders were entitled to vote, as a class, to elect one member of the Board of Directors. Series C prohibited declaration or payment of any dividends for any class of stock as long as Series B and Series C shares were outstanding. Series C stockholders, at their option, could have required the Company to redeem their shares after November 5, 2002 at 150% of its stated value of $26 per share. If the Company did not have sufficient funds to redeem all of the shares for which redemption was requested, the Company was to redeem as many shares as may be redeemed with such funds as were available and was to redeem such shares from the holders pro rata in accordance with the number of shares each such holder has requested be redeemed. On February 19, 2002, the Company terminated its merger agreement with Spider (see Note 4).

In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company, as defined, on a pro rata basis, an amount equal to $.67 per share for Series A and $2.50 per share for Series B would be paid from the assets of the Company available for distribution before any such payments would be made on any shares of the Company’s common shares. Aggregate liquidation preference for Series A and Series B is $280,219 and $4,717,420, respectively.

Series B Preferred Shares

At any time after November 5, 2002, each holder of Series B preferred stock may require that the Company redeem all or any portion of his or her then-outstanding shares of Series B preferred stock at a price equal to 150% of the stated value. As of December 31, 2002, the Company had 1,886,968 Series B shares issued and outstanding, resulting in a $5,660,904 liability to the company if all of the shares were redeemed. As of December 31, 2002, the Company has been contacted by three Series B stockholders holding 15,250 shares (aggregate redemption value of $45,750) requesting redemption of their shares.

LIQUIDGOLF CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2002 and 2001

(11)	Stock Option Plan

Officers, employees, consultants, and directors of the Company are awarded options periodically for the purchase of common stock of the Company under the Company’s 1999 Stock Option Plan (the Plan). The options, which typically expire ten years from the date of grant, are exercisable equally over a vesting period up to four years. The Company has not recorded stock-based compensation expense associated with these options, since the exercise price is greater than or equal to the fair value of the Company’s common stock on the date of grant.

The following table summarizes stock option activity under the Plan:

	Shares	Exercise Price Range		Weighted Average Exercise Price
Outstanding at December 31, 2000	1,126,792	$1.80	$28.00	$9.39
Granted	—	—	—	—
Forfeited	(70,625)	8.00	8.00	8.00
Exercised	—	—	—	—

Outstanding at December 31, 2001	1,056,167	1.80	28.00	9.48
Granted	—	—	—	—
Forfeited	(62,500)	2.68	8.00	7.26
Exercised	—	—	—	—

Outstanding at December 31, 2002	993,667	$1.80	$28.00	$9.62

For options outstanding and exercisable as of December 31, 2002, the exercise prices and remaining lives are as follows:

Options Outstanding				Options Exercisable
Number	Weighted Average Remaining Life	Exercise Price		Number	Exercise Price
482,667	7.00	$1.80		482,667	$1.80
75,000	6.38	2.68		75,000	2.68
183,500	6.98	8.00		124,541	8.00
2,500	6.84	10.00		2,500	10.00
250,000	7.00	28.00		250,000	28.00

993,667		$9.62	*	934,708

*	Weighted average

LIQUIDGOLF CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2002 and 2001

(11)	Stock Option Plan, Continued

At December 31, 2002, the Company had 3,006,333 shares available for future grants under the Plan.

The Company applies the measurement principles of APB No. 25 in accounting for its stock-based employee compensation. There were no options granted for the years ended December 31, 2002 and 2001 and, therefore, no proforma information is required.

(12)	Extinguishment of Debt

During 2002, the Company converted approximately $3,161,600 of outstanding debt and accrued interest thereon, into common stock. Under the terms of the agreements reached with the note holders, the Company issued 4,046,227 shares of common stock at a fair value of $0.10, which value was based on the market value of shares being sold by the Company. In conjunction with this extinguishment, the Company recognized a gain of $2,722,544 as of December 31, 2002, or $0.41 per share.

(13)	Commitments and Contingencies

(a)	Operating Leases

All operations of the Company, including distribution and warehousing, are conducted in a 4,000 square foot leased facility located in Apopka, Florida.

Future minimum operating lease payments required under noncancelable operating lease agreements for the Company’s corporate headquarters and minor equipment are as follows:

Year ending December 31,
2003	$46,486
2004	46,926
2005	46,851
2006	47,196
2007	28,280

Total	$215,739

LIQUIDGOLF CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2002 and 2001

(13)	Commitments and Contingencies, Continued

Rent expense under all operating lease agreements was $59,178, and $111,045 for the years ended December 31, 2002 and 2001, respectively, which is included in general and administrative expense in the accompanying consolidated statements of operations.

The Company has two letters of credit with a bank aggregating $35,000. These letters of credit are collateralized by the Company’s investments.

We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. You must not rely on any unauthorized information. This prospectus does not offer to sell or buy any shares in any jurisdiction where it is unlawful. The information in this prospectus is current only as of its date.

LIQUIDGOLF HOLDING

CORPORATION

Common Stock

PROSPECTUS

January     , 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24.	Indemnification of Officers and Directors.

Section 145 of the Delaware Corporation Law provides, in effect, that we may, and in certain cases must, indemnify any person made a party to any action by reason of the fact that he is or was one of our directors, officers, employees, or agents against, in the case of a non-derivative action, judgments, fines, amounts paid in settlement and reasonable expenses (including attorneys’ fees) incurred by him as a result of such action, and in the case of a derivative action, against expenses (including attorney’s fees), if in either type of action he acted in good faith and in a manner he reasonably believed to be in or not opposed to our best interests. This indemnification does not apply, in a derivative action, to matters as to which it is adjudged that the director, officer, employee or agent is liable to us, unless upon court order it is determined that, despite such adjudication of liability, but in view of all the circumstances of the case, he is fairly and reasonably entitled to indemnity for expenses, and, in a non-derivative action, to any criminal proceeding in which such person had reasonable cause to believe his conduct was unlawful.

Our Certificate of Incorporation provides that the Board of Directors is expressly authorized to provide indemnification of directors, officers, employees, agents, and other persons to the fullest extent permitted by law through bylaw provisions, agreements with the indemnitees, vote of stockholders or disinterested directors or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, it is an the opinion of the Securities and Exchange Commission that such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

ITEM 25.	Other Expenses of Issuance and Distribution.

The expenses in connection with the issuance and distribution of the securities being registered hereby are itemized below. All amounts are estimates except the SEC registration fee.

SEC registration fee	$659.35
Accounting fees and expenses	4,000.00
Legal fees and expenses	10,000.00
Printing, freight and engraving expenses	3,000.00
Miscellaneous	1,000.00

Total	$18,659.35

ITEM 26.	Recent Sales of Unregistered Securities.

Set forth below in chronological order is information regarding the number of shares of common stock sold by us and the number of options and warrants issued by us within the past three years, and the consideration received by us for such shares, options and warrants. None of the securities were registered under the Securities Act. In our opinion, the sale and issuance of the securities was deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act as transactions by an issuer not involving any public offering. The recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were fixed to the share certificates issued in such transactions. All recipients had an opportunity to ask questions about us and had adequate access to information about us.

Commencing on or about February 24, 2003 and closing on or about October 1, 2003, the company offered and sold $732,500 in 8% convertible promissory notes to 22 accredited investors. Each of the investors had access to and was provided with relevant information concerning the company. The securities were exempt from registration pursuant to Rule 506 of Regulation D and Section 4(2) of the Securities Act of 1933, as amended.

ITEM 27.	Exhibits and Financial Statements.

(a) Unless otherwise indicated, the following exhibits are filed herewith:

EXHIBIT NUMBER	DESCRIPTION
3.1	Form of Articles of Incorporation of LiquidGolf Holding Corporation
3.2	By-laws of LiquidGolf Holding Corporation
5.1	Opinion of Greenberg Traurig, P.A.
10.1	Agreement and Plan of Merger Among Nomadic Collaboration International, Inc., LGC Acquisition Company, and LiquidGolf Corporation dated February 12, 2003+
10.2	2003 Restricted Stock Plan
10.3	Employment Agreement of Dwain Brannon dated May 29, 2003
10.4	Lease with Victoria Plaza, Inc.
21.1	Subsidiaries of Registrant
23.1	Consent of Greenberg Traurig, P.A. (contained in Exhibit 5.1)
23.2	Consent of Tedder, James, Worden & Associates, P.A.

+	Previously filed

ITEM 28.	Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

(iii)	To include any material information with respect to the plan of distribution or previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs 1(i) and 1(ii) do not apply if the registration statement is on Form S-3 of Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned; thereunto duly authorized, in Apopka, Florida, on January 12, 2003.

LIQUIDGOLF HOLDING CORPORATION

By:	/s/ DWAIN BRANNON

Name:	Dwain Brannon
Title:	President, CEO, Secretary and Director

By:	/s/ ALLAN WOODLIEF

Name:	Allan Woodlief
Title:	Chief Financial Officer

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
3.1	Form of Articles of Incorporation of LiquidGolf Holding Corporation
3.2	By-laws of LiquidGolf Holding Corporation
5.1	Opinion of Greenberg Traurig, P.A.
10.1	Agreement and Plan of Merger Among Nomadic Collaboration International, Inc., LGC Acquisition Company, and LiquidGolf Corporation dated February 12, 2003+
10.2	2003 Restricted Stock Plan
10.3	Employment Agreement of Dwain Brannon dated May 29, 2003
10.4	Lease with Victoria Plaza, Inc.
21.1	Subsidiaries of Registrant
23.1	Consent of Greenberg Traurig, P.A. (contained in Exhibit 5.1)
23.2	Consent of Tedder, James, Worden & Associates, P.A.

+	Previously filed.